07023187

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Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Year-end Report 2006**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Copenhagen, Helsinki, Oslo, Stockholm, 21 February 2007

Year-end Report 2006

Record results following reinforced organic growth strategy – RoE at all time high 22.9%

- **Operating profit up 25% to EUR 3,820m (EUR 3,048m)**
- **Net profit up 39% to EUR 3,153m (EUR 2,269m)**
- **Earnings per share EUR 1.21 (EUR 0.86), up 41%**
- **Dividend per share EUR 0.49, up 40% corresponding to dividend payment of EUR 1,271m.**
- **Income up 12% to EUR 7,377m (EUR 6,573m in 2005)**
- **Costs up 4%**
- **Gap between revenue and cost growth 5.4%-points, excl. full impact of IMB sale**
- **Cost/income ratio continued down to 52%**
- **Positive net loan losses of EUR 257m (EUR 137m)**
  – 11th consecutive quarter with net recoveries
- **Return on equity 22.9% (18.0%)**

Strong momentum in all business areas

- **Total lending up 14%**
- **Mortgage lending up 15%**
- **SME lending up 12%**
- **Consumer lending up 12% - non-collateralised consumer lending up 17%**
- **Number of credit cards increased by 15%**
- **Strong growth in Private Banking**
- **Increased cross-selling of Markets' products to SMEs**
- **Strong increase in capital markets transactions with large corporates**
- **Net written premiums in Life up 22%**

"2006 was another record year for Nordea, and we consolidated our position as the leading bank in the region with a strong integrated business model and well diversified business mix. Shareholders benefited from an EPS growth of 41%, and the proposed dividend is the highest ever. The execution of our profitable organic growth strategy continued to pay off with record results and strong momentum in all business areas. Income growth surpassed the growth in costs by 5.4 percentage points, well in line with our communicated ambition for 2006. Going forward we will continue to reap the full benefits of our organic growth strategy while maintaining strict cost management, prudent risk control and efficient capital management." says Lars G Nordström, President and Group CEO of Nordea.

Income statement

EURm	Jan-Dec 2006	Jan-Dec 2005	Change %	Q4 2006	Q4 2005	Change %	Q3 2006	Change %
Net interest income	**3,869**	3,663	6	**1,006**	933	8	979	3
Net fee and commission income	**2,074**	1,935	7	**549**	529	4	497	10
Net gains/losses on items at fair value[1]	**1,036**	765	35	**310**	184	68	224	38
Equity method	**80**	67	19	**8**	21	-62	17	-53
Other income[1]	**318**	143	122	**26**	29	-10	217	-88
Total operating income	**7,377**	**6,573**	**12**	**1,899**	**1,696**	**12**	**1,934**	**-2**
Staff costs	**-2,251**	-2,082	8	**-606**	-532	14	-550	10
Other expenses	**-1,485**	-1,455	2	**-391**	-393	-1	-355	10
Depreciation of tangible and intangible assets	**-86**	-131	-34	**-19**	-31	-39	-23	-17
Total operating expenses	**-3,822**	**-3,668**	**4**	**-1,016**	**-956**	**6**	**-928**	**9**
Loan losses	**257**	137		**82**	7		55	
Disposals of tangible and intangible assets	**8**	6		**2**	1		2	
Operating profit	**3,820**	**3,048**	**25**	**967**	**748**	**29**	**1,063**	**-9**
Income tax expense	**-667**	-779	-14	**-91**	-242	-62	-191	-52
Net profit	**3,153**	**2,269**	**39**	**876**	**506**	**73**	**872**	**0**

[1] The running yield on investment properties in Nordea's Life companies has been moved from "Other income" to "Net gains/losses on items at fair value" For details see page 30.

Business volumes, key items

EURbn	31 Dec 2006	31 Dec 2005	Change %	30 Sep 2006	Change %
Loans and receivables to the public	**214.0**	188.5	14	201.1	6
Deposits and borrowings from the public	**126.5**	115.6	9	119.1	6
Assets under management	**161.0**	147.6	9	158.4	2
Technical provisions, Life	**30.8**	28.5	8	29.7	4
Equity	**15.3**	13.0	18	14.3	7
Total assets	**346.9**	325.5	7	328.7	6

Ratios and key figures

	Jan-Dec 2006	Jan-Dec 2005	Q4 2006	Q4 2005	Q3 2006
Earnings per share (EPS), EUR	**1.21**	0.86	**0.34**	0.20	0.34
Share price[1], EUR	**11.67**	8.79			10.34
Total shareholders' return, %	**32.3**	27.5	**9.9**	6.5	11.6
Proposed/ actual dividend per share, EUR	**0.49**	0.35			
Equity per share[2,3], EUR	**5.89**	4.98			5.51
Shares outstanding[1,3], million	**2,591**	2,592			2,592
Return on equity, %	**22.9**	18.0	**23.6**	15.6	25.0
Cost/income ratio, %	**52**	56	**54**	56	48
Tier 1 capital ratio[1], %	**7.1**	6.8			6.9
Total capital ratio[1], %	**9.8**	9.2			9.5
Tier 1 capital[1], EURm	**13,147**	11,438			12,704
Risk-weighted assets[1], EURbn	**185**	169			185
Number of employees (full-time equivalents)[1]	**29,248**	28,925			29,396
Risk adjusted profit, EURm	**2,107**	1,783			
Economic profit, EURm	**1,412**	1,127			
Economic capital, EURbn[4]	**9.3**	8.7			
EPS, risk adjusted, EUR	**0.81**	0.67			
RAROCAR, %	**22.7**	20.6			
Expected losses, bp	**19**	20			
MCEV, EURm	**2,873**	2,283			

[1] End of period.
[2] Equity excluding minority interests and revaluation reserves.
[3] *See note 8.*
[4] Annual average.

The Group

Result summary 2006

Nordea's increased focus on profitable organic growth and cross-selling continues to pay off with a strong performance in all business areas. The momentum was increasingly evident throughout the year, creating a solid platform for further growth.

Nordea's operating profit in 2006 increased by 25% to EUR 3,820m and net profit by 39% to EUR 3,153m. Total income increased by 12% and total expenses by 4%, resulting in a return on equity of 22.9% and a cost/income ratio of 52%. Total income includes EUR 199m from the sale of shares in International Moscow Bank (IMB) reported in the third quarter. Excluding the gain from IMB, total income increased by 9% and return on equity was 21.5%. Loan losses were positive for the eleventh consecutive quarter. For the full year, net recoveries amounted to EUR 257m.

Income

All business areas performed strongly in 2006 with double- digit volume growth in most segments. Total income increased by 12% to EUR 7,377m.

Net interest income grew by 6% to EUR 3,869m. Total lending to the public increased by 14% to EUR 214bn and volume growth compensated for the margin pressure. Deposits increased by 9% to EUR 126bn and deposit margins improved following higher market interest rates, which means that deposit margins are recovering after a long period of pressure following declining rates.

Net interest income in Retail Banking increased by 5%, supported by growth in lending to small and medium-sized enterprises (SMEs), consumer lending and improved income from deposits as a result of better margins and higher volumes.

In Corporate and Institutional Banking, net interest income increased by 15% following stabilising margins and growth in lending in the Shipping, Offshore and Oil Services Division, as well as in Poland and the Baltic countries where lending increased by 40%. Net interest income in Poland and the Baltics increased by 25%. Corporate deposits increased by 9% and contributed positively to the increase in net interest income.

Assets under management (AuM) increased by 9% to EUR 161bn compared to last year. Inflow was particularly strong in Private Banking. Income in Asset Management increased by 18% reflecting higher AuM, better product mix, high transaction and performance fees leading to improved income margins.

Net commission income increased by 7% to EUR 2,074m. Savings-related commissions income grew by 9%, of which asset management commissions increased by 9% following growth in assets under management and high transaction and performance fees, particularly in the fourth quarter. Commissions from payments increased by 7% to EUR 738m of which card commissions by 12% to EUR 296m as a result of growth in the number of transactions as well as increased penetration among gold customers.

Net gains/losses on items at fair value increased by 35% to EUR 1,036m. Net gains/losses in Business Areas increased by 23% to EUR 967m driven by a doubling of income from structured products as well as client-driven FX and fixed-income transactions. In Group Treasury, net gains/losses were EUR 99m compared to EUR 1m last year, following both a strong investment result and a solid performance for Group Funding. The result also improved in the Life business.

Other income increased by 122% to EUR 318m, including EUR 199m from the divestment of IMB. Excluding IMB, other income was stable.

Expenses

Total expenses increased by 4% to EUR 3,822m. The increase reflects Nordea's decision to put further emphasis on the growth ambition and prioritised investments in certain areas with sizeable potential, as well as an increase in variable salaries and profit-sharing in light of the strong result. Excluding the increase in variable salaries and profit sharing, total expenses increased by approx. 3%.

Staff costs increased by 8% to EUR 2,251m. The strong performance in 2006 in all business areas has resulted in increasing variable salaries as well as an increased reservation for profit-sharing which accounts for approx. one third of the increase in staff costs. In addition, Nordea has chosen to increase the number of employees in order to meet the demand for Nordea's products and services. The average number of FTEs increased by approx. 340, or 1.2% compared to last year and the general wage inflation was approx. 3.5% during the year. Excluding the expansion in growth areas such as Poland and the Baltics, Life and Sweden, the average number of employees was unchanged in 2006. Within the Group, the shift towards increasing number of advisory and sales-related employees in Business Areas and a falling number in processing and staff units, continued. In the fourth quarter, the number of employees decreased by approx. 150 FTEs.

Other expenses were EUR 1,485m, up by 2% compared to last year. Higher business volumes have resulted in an increase in transaction and sales-related expenses. Depreciation decreased by 34% to EUR 86m following Nordea's sourcing strategy as well as reduced leasing activity.

The reported cost/income ratio continued down to 52% compared to 56% in 2005. Excluding the sale of shares in IMB, the cost/income ratio was 53%. Since 2002, Nordea has reduced its costs by approx. 2 %, which is unique in a European context. Business volumes, measured by total assets, have increased by approx 40% during the same period.

The reported gap between income and cost growth was 8%-points in 2006. When excluding the full impact from the sale of shares in IMB, ie the capital gain as well as the lower contribution under equity method, the gap was 5.4%-points.

Loan losses

Net loan losses were positive at EUR 257m reflecting low new provisions coupled with recoveries maintained at a high level. Credit quality remains strong in all markets.

Taxes

The effective tax rate in 2006 was 19%, when excluding the tax-free gain from IMB, following revaluation of the deferred tax asset in Finland. In 2005, the effective tax rate was 26%. During 2006 the revaluation of the tax asset in Finland has reduced the tax expenses by approx. EUR 340m. The remaining unrecognised tax asset amounts to approx. EUR 370m.

Net profit

Net profit increased by 39% to EUR 3,153m, corresponding to a return on equity of 22.9% compared to 18.0% last year. Earnings per share increased by 41% to EUR 1.21. Excluding the gain from IMB, return on equity was 21.5% and earnings per share EUR 1.14.

Fourth quarter 2006

Compared to the fourth quarter of 2005, total income increased by 12%, operating profit by 29% and net profit by 73%. Moreover the fourth quarter was strong and the revenue growth accelerated. The gap between income growth and cost growth was 6% in the fourth quarter.

Income

Total income increased by 12% to EUR 1,899m compared to the fourth quarter 2005. Net interest income increased by 8% to EUR 1,006m. Deposit margins improved following higher market interest rates. Compared to the third quarter 2006, lending increased by 6%. Net interest income increased by 3%.

Compared to the already strong fourth quarter last year, net commission income increased by 4% to EUR 549m. Savings-related commission income increased by 9% to EUR 359m due to a strong development in Asset Management as well as Life commissions. Total payment commissions increased by 11% to EUR 197m supported by a strong trend in card commissions. Commission expenses increased to EUR 147m as a result of increased transaction activity. Compared to the third quarter 2006, net commission income increased by 10% due to a strong growth in savings-related commissions as well as payment commissions.

Net gains/losses increased by 68% to EUR 310m compared to the fourth quarter 2005. Net gains/losses in Business Areas amounted to EUR 277m, an increase by 20% compared with an already strong fourth quarter last year. The positive trend is supported by an increasing demand for Markets-related products, not only by large corporates, but also from small and medium sized companies. Increased penetration of the customer base is contributing to the strong underlying trend. In Group Treasury, net gains/losses were EUR 44m in the fourth quarter 2006 compared to a loss of EUR 31m in the corresponding quarter 2005.

Compared to the third quarter 2006 net gains/losses increased by 38% reflecting a continued strong performance in Markets as well as a strong quarter in Group Treasury where net gains/losses increased from EUR 8m to EUR 44m.

Income under Equity method decreased by 62% to EUR 8m compared to the fourth quarter 2005. From the third quarter this year and onwards there is no contribution from IMB, which in the first half-year 2006 contributed with approx. EUR 25m.

Expenses

Total expenses increased by 6% to EUR 1,016m compared to the fourth quarter 2005. Staff costs increased by 14% to EUR 606m while other expenses including depreciations were down 3% to EUR 410m. Excluding increased variable salaries and cost for profit sharing total expenses increased by 4%. Compared to the third quarter 2006, total expenses were up by 9%. Increased variable salaries and an increased reservation for profit-sharing in the fourth quarter represent approx. 40% of the increase.

Loan losses

Loan losses were positive at EUR 82m in the quarter following a continued flow of recoveries and low new provisions. The large movements in gross provisions are mainly due to changes in group-wise provisions. Based on a recent decision by the Danish FSA, Nordea Bank Denmark has restated group-wise loan loss provisions in 2005 by approx. EUR 60m. This release of provisions is reflected in the Group numbers for the fourth quarter 2006.

Taxes

During the fourth quarter the revaluation of the tax asset in Finland reduced the tax expenses by approx. EUR 170m.

Net profit

Compared to the fourth quarter 2005 net profit increased

by 73% to EUR 876m corresponding to EUR 0.34 per share.

Credit portfolio

Total lending was EUR 214bn and the share of personal customer lending was 45%. Within personal customer lending, mortgage loans accounted for 77%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate companies remain the largest industry exposure in the credit portfolio and amounts to EUR 30.7bn, representing 14% of the total lending portfolio.

Capital position

Risk-weighted assets (RWA) were stable at EUR 185bn during the quarter. In December 2006, all the Nordic financial supervisory authorities approved Nordea's market risk (Value at Risk) models for the calculation of the capital requirement for market risk in the Trading Book. This implies that Nordea is allowed to base its capital requirement for market risk on internal models calculating the actual market risk exposure instead of the authorities' standard method. The effect is a reduction in Nordea's RWA for market risk of around EUR 7bn. The Tier 1 capital ratio was 7.1% at year-end. The total capital ratio was 9.8%.

Value creation

Nordea uses Economic Profit, defined as total income less operating expenses, expected losses, standard tax and cost of equity, as the overall key financial performance indicator. This is the key indicator used to ensure risk-adjusted profit growth. In investment decisions in general and in business relationships with customers more specifically, it drives and supports the right behaviour with focus on income, costs as well as risks. The economic profit model captures both growth and return. For the first time, Nordea discloses Economic Profit, which increased by 25% in 2006 to EUR 1,412m excluding major non-recurring items.

Nordea has introduced a target for risk-adjusted profit in order to signal the ambition to grow the business and thereby contribute to retaining high profitability. In contrast to Economic Profit, risk-adjusted profit does not take into account the cost of equity, which is decided annually by Nordea's management. Risk-adjusted profit is thus viewed as a more relevant external target than the Economic Profit, which is used internally.

Risk-adjusted profit is defined as operating profit, excluding non-recurring items, including expected loan losses and standard tax. In the calculations for 2007, the expected loan losses, ie the normalised loss level, is estimated to be 17bp. The risk-adjusted profit in 2006 was EUR 2,107m, an increase by 18% compared to 2005.

EURm	**Baseline 2006**
Total income	7,377
- non-recurring items[1]	-256
Total operating expenses	3,822
Expected losses	373
Standard tax 28%	819
Risk-adjusted profit	2,107

[1] Includes sales gain and contribution under equity method from IMB and sales gain from Asiakastieto

Nordea has used Economic Capital (EC) since 2001 as a measure to assess capital requirement. EC is defined as the capital required to cover unexpected losses in the course of its business. In 2006, EC increased by 7% to EUR 9.6bn at the end of the year.

In addition, Market Consistent Embedded Value (MCEV) was introduced in 2006 as a measure of value creation in Nordea's Life business. MCEV measures the value of contracts over their whole contractual lifetime. Particularly in a period of growth, this is an important supplement to statutory accounting as growth might produce immediate statutory losses stemming from sales commissions and prudent reserving, while the expected future profits are measured by the MCEV. The MCEV of Nordea's life and pension business was EUR 2,873m at the end of 2006 and the value of new business increased by EUR 188m during the year.

Nordea share

In 2006, the share price of Nordea appreciated by 28% on the Stockholm Stock Exchange from SEK 82.50 on 30 December 2005 to SEK 105.50 on 29 December 2006. Total shareholder return (TSR) was 32.3%. This means that Nordea reached the target of being among top 5 in the European peer group measured by TSR.

Mandate to repurchase and convey own shares

In order to be able to distribute excess capital to the shareholders and to use own shares as payment in connection with acquisitions or in order to finance such acquisitions, the Board of Directors will propose to the Annual General Meeting (AGM) a 10% authorisation to repurchase own shares on a stock exchange where the company's shares are listed, or by means of an acquisition offer directed to all shareholders.

The Board of Directors will further propose to the AGM an authorisation to decide on conveyance of own shares as payment in connection with acquisitions of companies or businesses or in order to finance such acquisitions.

Dividend

The Board of Directors will propose to the AGM a dividend of EUR 0.49 per share, corresponding to a payout ratio of 40% of net profit. This represents an

increase of 40% or EUR 0.14 per share. The dividend payment amounts to EUR 1,271m.

The ex-dividend date for the Nordea share is 16 April. The proposed record date for the dividend is 18 April 2007, and dividend payments will be made on 25 April.

Profit sharing and management incentive

In 2006, a total of EUR 80m was provided for under Nordea's incentive systems. Of this, EUR 75m was provided for under the ordinary profit-sharing scheme for all employees. Approx. EUR 5m was provided for under the Executive Incentive Programme comprising some 350 managers.

In 2007 Nordea's Board of Directors has decided to increase the threshold in the existing profit-sharing scheme for all employees to support the increased ambition level. The performance criteria still reflect internal goals as well as benchmarking with competitors. Employees can receive a maximum of EUR 3,000, of which EUR 2,200 is based on a pre-determined level of return on equity, and an additional EUR 800 based on Nordea's relative performance compared to a Nordic peer group as measured by return on equity. If all performance criteria are met, the cost of the scheme will amount to a maximum of EUR 85m.

The Board of Directors has decided to propose to the Annual General Meeting a Long Term Incentive Programme (LTIP) 2007 to replace the existing Executive Incentive Programme. To be part of the programme the participants will have to invest in Nordea shares at market price and thereby align their interest and perspectives with the shareholders. The participants will be granted a number of rights to acquire matching and performance shares, which can be exercised after two years at the earliest, conditional on continued employment and fulfilment of certain financial targets.

Nordea acquired a majority stake in Orgresbank in Russia

On 7 November 2006, Nordea signed an agreement to purchase a 75.01 per cent stake in JSB Orgresbank in Russia for USD 313.7 million (EUR 246 million). The remaining 24.99 per cent will be split evenly between the current management shareholders of Orgresbank and the European Bank for Reconstruction and Development (EBRD). The transaction is expected to be completed during the first quarter 2007. Orgresbank reported a net profit for 2006 of approx. EUR 15m.

With this investment, Nordea will capture growth opportunities in the Russian corporate and retail banking segments. It will also strengthen Nordea's platform for servicing Nordic customers conducting business in Russia, as well as create new opportunities for existing customers of Orgresbank.

Tax claim from Swedish authorities

The Swedish tax authorities have notified Nordea that the taxable income for Nordea's wholly owned subsidiary Nordea Fastigheter AB will be increased by SEK 225m and SEK 2,711m, for the years 2003 and 2004, respectively. The total potential tax claim, including a surcharge, amounts to approx EUR 100m and is related to the sales gain in respect of the divestment of Nordea's owner occupied properties in Sweden.

Nordea is of the opinion that all tax rules and regulations have been complied with in the transactions, and that the previously reported gain is correctly treated from a tax perspective. Since this divestment structure was a well established practice for many real-estate companies divesting their portfolios, Nordea will strongly contest both the ordinary tax claim and the tax surcharge by taking the decisions to the Swedish courts.

Lars G Nordström to retire as Group CEO in April 2007. Christian Clausen appointed successor

Nordea's President and Group CEO Lars G Nordström will retire from his position in connection with Nordea's next AGM that will take place on 13 April 2007. The Board of Directors has appointed Christian Clausen to succeed Lars G Nordström as President and Group CEO of Nordea.

Christian Clausen is 51 years old and he is currently Head of Asset Management & Life and since 2001 member of Group Executive Management in Nordea.

Financial targets

At Nordea's Capital Markets Day on 5 December 2006, Nordea presented the Group's organic growth strategy as well as the updated financial targets decided by the Board of Directors. The targets are listed below:

Total shareholder return, %

The target is to be in the top quartile of Nordea's European peer group.

Risk-adjusted profit
The target is to double the risk-adjusted profit in 7 years. The purpose of this target is to support the execution of the organic growth strategy. To double the risk-adjusted profit in seven years implies an average annual growth rate of approx. 10%.

Return on equity (RoE)
The target is to have a RoE in line with top Nordic peers. The absolute target in percent has been eliminated since return on equity over time will vary with the business cycle and is dependent of inflation and interest rates.

The Board of Directors has also decided the following capital structure policy:

Dividend payout ratio, %
Nordea will ensure competitive and predictable dividends. The target is that the total dividend payment should exceed 40% of net profit.

Tier 1 capital ratio, %
Efficient use of capital will contribute to achieving the profitability target and shareholder value creation. Nordea aims at a Tier 1 ratio at or above 6.5%.

Nordea adopts Equator Principles

Nordea is the first Nordic bank to adopt the Equator Principles, a voluntary set of environmental and social guidelines for project financing.

The Equator Principles is a financial services industry benchmark for assessing and managing social and environmental risk in asset-based project financing.

Nordea is now finalising the internal procedures to ensure that work proceeds according to the guidelines in all applicable project finance cases.

AGM

The Annual General Meeting of shareholders will be held on Friday 13 April 2007 in Aula Magna, Stockholm University at 12.30 am (CET). Prior to the AGM, information meetings for shareholders in Finland and Denmark will be held on 14 March in Helsinki and 22 of March in Copenhagen, respectively.

Outlook 2007

Based on solid macroeconomic forecasts for the Nordic area, double-digit growth in business volumes is expected for 2007. Despite the current pressure on lending margins Nordea expects the strong revenue growth to continue in 2007. This will mainly be driven by the strong business platform and the increased momentum in the organic growth strategy. In addition, more focus on risk-adjusted pricing, combined with expected higher market interest rates, will positively affect the revenue generation in 2007. The quality of the credit portfolio remains strong, however lower expected recoveries means that new provisions are expected to exceed reversals in 2007.

The organic growth strategy leads to investments, in particular in reference to the accelerated growth plan in the Nordic markets, investments in Private Banking, and increased growth ambitions in Poland. These previously communicated investments amount to approx. EUR 60m.

The cost increase in 2007 is expected to be of the same magnitude as in 2006. The gap between revenue and cost growth is for the full year 2007 expected to be 3-4 %-points.

The gap and the cost forecasts are excluding the acquisition of Russian Orgresbank (see page 13 for details on Orgresbank).

The average standard tax rate for Nordea's business based on current tax regulations is approx. 27%. The effective tax rate for 2007 is expected to be 3-5 %-points lower than this average.

Quarterly development

EURm	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Jan-Dec 2006	Jan-Dec 2005
Net interest income	1,006	979	957	927	933	3,869	3,663
Net fee and commission income (note 1)	549	497	521	507	529	2,074	1,935
Net gains/losses on items at fair value	310	224	223	279	184	1,036	765
Equity method	8	17	30	25	21	80	67
Other income	26	217	54	21	29	318	143
Total operating income	**1,899**	**1,934**	**1,785**	**1,759**	**1,696**	**7,377**	**6,573**
General administrative expenses (note 2):							
Staff costs	-606	-550	-552	-543	-532	-2,251	-2,082
Other expenses	-391	-355	-372	-367	-393	-1,485	-1,455
Depreciation of tangible and intangible assets	-19	-23	-21	-23	-31	-86	-131
Total operating expenses	**-1,016**	**-928**	**-945**	**-933**	**-956**	**-3,822**	**-3,668**
Loan losses	82	55	89	31	7	257	137
Disposals of tangible and intangible assets	2	2	3	1	1	8	6
Operating profit	**967**	**1,063**	**932**	**858**	**748**	**3,820**	**3,048**
Income tax expense	-91	-191	-192	-193	-242	-667	-779
Net profit	**876**	**872**	**740**	**665**	**506**	**3,153**	**2,269**
Earnings per share (EPS)	0.34	0.34	0.28	0.26	0.20	1.21	0.86
EPS, rolling 12 months up to period end	1.21	1.07	0.95	0.94	0.86	1.21	0.86

Note 1 Net fee and commission income, EURm	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005[1]	Jan-Dec 2006	Jan-Dec 2005[1]
Asset Management commissions	203	176	179	186	189	744	684
Life insurance	75	50	56	52	44	233	186
Brokerage	54	46	61	66	62	227	221
Custody	18	18	20	20	19	76	75
Deposits	9	11	9	11	14	40	48
Total savings related commissions	359	301	325	335	328	1,320	1,214
Payments	117	111	110	104	110	442	426
Cards	80	76	73	67	67	296	265
Total payment commissions	197	187	183	171	177	738	691
Lending	60	56	59	60	67	235	238
Guarantees and document payments	31	31	27	28	31	117	119
Total lending related commissions	91	87	86	88	98	352	357
Other commission income	49	36	46	41	49	172	171
Fee and commission income	**696**	**611**	**640**	**635**	**652**	**2,582**	**2,433**
Life insurance	-16	-11	-11	-13	-6	-51	-32
Payment expenses	-70	-57	-53	-49	-57	-229	-212
Other commission expenses	-61	-46	-55	-66	-60	-228	-254
Fee and commission expenses	**-147**	**-114**	**-119**	**-128**	**-123**	**-508**	**-498**
Net fee and commission income	**549**	**497**	**521**	**507**	**529**	**2,074**	**1,935**

Note 2 General administrative expenses, EURm	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Jan-Dec 2006	Jan-Dec 2005
Staff[2]	574	534	536	527	512	2,171	2,017
Profit sharing	32	16	16	16	20	80	65
Information technology[3]	110	106	120	120	133	456	485
Marketing	34	21	27	22	33	104	100
Postage, telephone and office expenses	44	44	47	53	48	188	199
Rents, premises and real estate expenses	87	88	80	83	82	338	337
Other	116	96	98	89	97	399	334
Total	**997**	**905**	**924**	**910**	**925**	**3,736**	**3,537**

[1] Restated (brokerage and other).

[2] Variable salaries were EUR 58m in Q4 2006 (Q3 2006: EUR 37m) and for 2006 EUR 188m (2005: EUR 147m).

[3] Refers to IT operations, service expenses and consultant fees. Total IT-related costs including staff etc, but excluding IT expenses in the Life operations, were EUR 166m in Q4 2006 (Q3 2006: EUR 156m) and for 2006 EUR 628m (2005: EUR 636m).

EURm	Retail Banking		Corporate and Institutional Banking		Asset Mgmt		Life		Business areas total			Group Treasury		Group functions and eliminations		Nordea Group		
	Jan-Dec		Jan-Dec		Jan-Dec		Jan-Dec		Jan-Dec		Change	Jan-Dec		Jan-Dec		Jan-Dec		Change
Customer responsible units	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	%	2006	2005	2006	2005	2006	2005	%
Net interest income	3,185	3,043	489	426	47	40	0	0	3,721	3,509	6	118	110	30	44	3,869	3,663	6
Net fee and commission income	1,372	1,299	364	348	311	262	31	43	2,078	1,952	6	-8	-6	4	-11	2,074	1,935	7
Net gains/losses on items at fair value[1]	361	237	320	284	25	23	261	241	967	785	23	99	1	-30	-21	1,036	765	35
Equity method	21	26	36	21	0	0	0	0	57	47	21	17	7	6	13	80	67	19
Other income[1]	73	69	220	15	14	12	8	1	315	97	225	19	25	-16	21	318	143	122
Total operating income	**5,012**	**4,674**	**1,429**	**1,094**	**397**	**337**	**300**	**285**	**7,138**	**6,390**	**12**	**245**	**137**	**-6**	**46**	**7,377**	**6,573**	**12**
of which allocations	*985*	*763*	*-526*	*-396*	*-323*	*-276*	*-139*	*-94*	*-3*	*-3*	*0*	*0*	*2*	*3*	*1*	*0*	*0*	-
Staff costs	-1,119	-1,050	-346	-322	-132	-111	-92	-73	-1,689	-1,556	9	-16	-15	-546	-511	-2,251	-2,082	8
Other expenses	-1,516	-1,496	-241	-238	-67	-64	-73	-61	-1,897	-1,859	2	-28	-30	440	434	-1,485	-1,455	2
Depreciation of tangible and intangible assets	-32	-59	-10	-11	-3	-2	-9	-4	-54	-76	-29	0	0	-32	-55	-86	-131	-34
Total operating expenses	**-2,667**	**-2,605**	**-597**	**-571**	**-202**	**-177**	**-174**	**-138**	**-3,640**	**-3,491**	4	**-44**	**-45**	**-138**	**-132**	**-3,822**	**-3,668**	4
of which allocations	*-1,104*	*-1,091*	*-135*	*-151*	*24*	*19*	*0*	*0*	*-1,215*	*-1,223*	*-1*	*-14*	*-15*	*1,229*	*1,238*	*0*	*0*	-
Loan losses	220	97	33	40	4	0	0	0	257	137	-	0	0	0	0	257	137	-
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	-	0	0	8	6	8	6	33
Operating profit	**2,565**	**2,166**	**865**	**563**	**199**	**160**	**126**	**147**	**3,755**	**3,036**	**24**	**201**	**92**	**-136**	**-80**	**3,820**	**3,048**	**25**
Balance sheet, EURbn																		
Loans and receivables to the public	172	152	36	32	3	2	1	1	212	187	13	0	0	2	1	214	188	14
Other assets	22	24	79	75	1	2	34	29	136	130	5	11	11	-14	-3	133	138	-4
Total assets	**194**	**176**	**115**	**107**	**4**	**4**	**35**	**30**	**348**	**317**	**10**	**11**	**11**	**-12**	**-2**	**347**	**326**	6
Deposits and borrowings from the public	88	80	29	27	4	3	2	0	123	110	12	2	3	1	3	126	116	9
Other liabilities	100	90	84	78	0	1	32	29	216	198	9	9	8	-19	-9	206	197	5
Total liabilities	**188**	**170**	**113**	**105**	**4**	**4**	**34**	**29**	**339**	**308**	**10**	**11**	**11**	**-18**	**-6**	**332**	**313**	6
Economic capital/equity	6	6	2	2	0	0	1	1	9	9	0	0	0	6	4	15	13	15
Total liabilities and allocated equity	**194**	**176**	**115**	**107**	**4**	**4**	**35**	**30**	**348**	**317**	**10**	**11**	**11**	**-12**	**-2**	**347**	**326**	6
RAROCAR, %	26	24	29	19												23	21	
Other segment items																		
Capital expenditure, EURm	6	17	7	1	11	4	19	65	43	87		0	0	181	88	224	175	
Product result					375	305	243	221										

[1] The running yield on investment properties in Nordea's Life companies has been moved from "Other income" to "Net gains/losses on items at fair value".

Retail Banking

- **Operating profit increased by 18% in 2006**
- **Key product areas showing double digit volume growth**
- **Strong improvement in revenues from deposits**
- **Strong revenue growth from gold customers**

Within Retail Banking, Nordea services 7.4 million active personal customers and 600,000 active corporate customers. The business is conducted through 12 Regional Banks operating in the four Nordic markets.

Business development

The strong growth in volumes continued throughout 2006. Several product areas including corporate lending, mortgages, savings and credit cards noted double-digit growth.

Activity in the corporate lending market has been strong. Year-on-year corporate lending increased by 12%. Margins on corporate lending continued to be pressured following fierce competition and improved company ratings, however, the margin pressure decelerated in some markets towards the end of the year. Volume growth more than compensated the impact on income. A common operating model for financial specialists was introduced in all markets. Financial specialists are experts to support Senior Relationship Managers especially on Corporate Finance issues eg in relation to ownership changes.

Mortgage lending volume increased by 15% in 2006. Margins on housing loans continued to be pressured in all markets except Denmark. The volume growth has not been able to fully compensate the impact from margin pressure on total income. Market shares in mortgages continued to grow in Denmark and Norway and were stable in Sweden. Market share of new mortgage lending in Norway was above 20% in 2006.

In Finland the market shares on mortgages is at a very high level and increased slightly in the fourth quarter. A series of successful product launches in 2006 and a more competitive pricing policy were initiatives launched to keep market shares at a high level. In the fourth quarter a new callable fixed rate mortgage with no penalty for early redemption was introduced into the Finnish market. The sales of Homeflex products continued to develop well. Income is generated by the up-front fee as well as from higher margins than in traditional mortgages.

Consumer lending increased by 12% in 2006 with the strongest increase reported for non-collateralised consumer lending which increased by 17%. Non-collateralised consumer lending is the main focus area for Nordea's growth ambitions within consumer lending.

Work continued in 2006 to capture the growth opportunities in cards. Increased sales continued after a campaign in spring 2006 and resulted in an increase of 15% in the stock of cards in 2006 and revenues from cards increased by 11%.

In all markets Nordea experienced volume increases in household deposit. Total volume has increased 6% during 2006. Simultaneously margins have increased resulting in an income increase from Household deposit of 15%. Furthermore the savings area was an important driver of income growth in the fourth quarter with pensions, mutual funds and structured products being the main contributors.

Growth in trading income from Markets' products continued in 2006, on the basis of proactive customer advisory and continued efforts to make new solutions increasingly familiar for SMEs.

In 2006, the number of Gold customers increased by approx. 120,000 and the number of Nordic Private banking customers increased by approx. 10,000. Revenues from these two segments increased by 11% combined, and these segments were the engine for growth.

Communicating the customer programme and its benefits to customers was strengthened in the fourth quarter 2006. New tangible benefits were added to the program eg from December onwards Gold customers get credit cards without a yearly fee. During 2006, Nordea issued approx. 120,000 new credit cards.

Work of strengthening the competitiveness of the finance company products started in the fourth quarter. The finance company product offering is being aligned with the bank and a new setup will fully use Nordea's distribution network and customer base to strengthen the bank's position in an increasingly competitive market.

Approx. 250 Nordea customers in Sweden have been victims of criminals installing a so-called "Trojan horse" program on their personal computers and thereby getting access to these customers' personal codes to the netbank. The affected customers were not protected by sufficiently updated virus protection program. Since 24 January Nordea has offered one-year free subscription for antivirus software. In addition a virus scanning procedure is available when logging into the netbank. This scanning procedure enables customers to check whether their PC has been affected by virus.

Result 2006

In 2006, income in Retail Banking increased by 7% to EUR 5,012m. Net interest income increased by 5% to EUR 3,185m. Strong volume growth offset the pressure on lending margins. Lending margins were down year-on-year reflecting continued competition in all segments. The strongest margin pressure was seen in mortgage loans to personal customers in Finland, Norway and Sweden.

Net commission income increased by 6% to EUR 1,372m with strong growth in commissions on investments products. This was partly driven by the strong net inflow to Private Banking activities as a result of the combined efforts by Retail Banking and Asset Management & Life.

Net gains/losses increased by 52% to EUR 361m reflecting the successful selling of Markets' products to SME clients.

Total expenses increased by 2% to EUR 2,667m.
Loan losses were positive at EUR 220m.

Operating profit increased by 18% to EUR 2,565m.
RAROCAR was 26% (24%).

The cost/income ratio was 53% (56%).

Development in the fourth quarter 2006

Compared to the fourth quarter 2005, net interest income increased by 5% to EUR 823m. The strong volume growth was partly offset by margin declines. Increases in deposit volumes had a positive impact on net interest income. The lower reported average margin within consumer lending was mainly a mix-effect due to strong growth in home equity products.

Net commission income was unchanged at EUR 357m and total income increased by 4% to EUR 1,289m.

Total expenses were up by 3% to EUR 704m.

Loan losses showed net reversals of EUR 84m.

The operating profit was up 18% at EUR 669m.

RAROCAR was 25% (24%).
The cost/income ratio was 55% (55%).

Focus 2007

In 2007 Retail Banking will focus on organic growth by leveraging the customer potential in the large customer base. Focus in the Household segment is on increasing the number of Gold customers and cross selling more to existing gold customers. The focus for corporate customers is on leveraging the customer relationships to secure a larger part of customer's event-based business. Retail continues to focus on strict cost and risk management.

Retail Banking operating profit by main area

EURm	Total 2006	Total 2005	Regional banks in Denmark 2006	Regional banks in Denmark 2005	Regional banks in Finland 2006	Regional banks in Finland 2005	Regional banks in Norway 2006	Regional banks in Norway 2005	Regional banks in Sweden 2006	Regional banks in Sweden 2005	Nordic Functions 2006	Nordic Functions 2005
Net interest income	3,185	3,043	927	854	873	808	495	494	856	836	34	51
Net fee and commission income	1,372	1,299	372	367	364	332	133	120	504	481	-1	-1
Net gains/losses on items at fair value	361	237	117	87	82	36	70	57	90	57	2	0
Equity method	21	26	21	26	0	0	0	0	0	0	0	0
Other operating income	73	69	9	11	18	29	8	15	6	3	32	11
Total income incl. allocations	**5,012**	**4,674**	**1,446**	**1,345**	**1,337**	**1,205**	**706**	**686**	**1,456**	**1,377**	**67**	**61**
Staff costs	-1,119	-1,050	-372	-354	-285	-275	-161	-153	-290	-256	-11	-12
Other expenses	-1,516	-1,496	-346	-332	-370	-362	-231	-215	-557	-571	-12	-16
Depreciations etc.	-32	-59	-11	-8	-1	-3	-8	-8	-9	-9	-3	-31
Expenses incl. allocations	**-2,667**	**-2,605**	**-729**	**-694**	**-656**	**-640**	**-400**	**-376**	**-856**	**-836**	**-26**	**-59**
Loan losses	220	97	151	21	13	5	63	86	-1	-18	-6	3
Operating profit	**2,565**	**2,166**	**868**	**672**	**694**	**570**	**369**	**396**	**599**	**523**	**35**	**5**
Cost/income ratio, %	53	56	50	52	49	53	57	55	59	61		
RAROCAR, %	26	24	26	24	33	28	19	20	23	22		
Other information, EURbn												
Lending	171.9	152.0	52.5	45.1	39.5	35.6	28.8	25.2	51.1	46.1		
Deposits	88.2	80.4	21.7	20.3	25.8	24.8	14.7	12.9	26.0	22.4		
Economic capital	5.8	5.5	1.9	1.7	1.4	1.3	1.0	1.0	1.6	1.5		

Retail Banking margins

Lending margins, %	Q4 2006	Q3 2006	Q4 2005
To corporates	0.92	0.95	1.04
To households			
- Mortgage	0.57	0.63	0.75
- Consumer	3.46	3.53	3.79

Deposit margins, %	Q4 2006	Q3 2006	Q4 2005
From corporates	1.06	1.03	1.05
From households	1.74	1.69	1.54

Retail Banking key figures per quarter

EURm	**Full year 2006**	**Q4 2006**	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Total operating income	**5,012**	**1,289**	1,230	1,264	1,229	1,237
Total operating expenses	**-2,667**	**-704**	-647	-664	-652	-681
Loan losses	**220**	**84**	50	42	44	13
Operating profit	**2,565**	**669**	**633**	**642**	**621**	**569**
RAROCAR, %	**26**	**25**	25	27	26	24
Cost/income ratio, %	**53**	**55**	53	53	53	55
Customer base[1]: households, million	**7.4**	**7.4**	7.4	7.4	7.4	7.4
corporate customers, million	**0.6**	**0.6**	0.6	0.6	0.6	0.6
Number of employees (full-time equivalents)	**17,591**	**17,591**	17,655	17,563	17,399	17,373

[1]Customer base defined as active customers. In the total customer base Nordea also has approx. 1.8 million inactive corporate and personal customers that potentially could be reactivated.

Corporate and Institutional Banking

- **Operating profit increased by 18% in 2006**
- **High activity in all areas**
- **Strong increase in capital markets transactions with large corporates**
- **Accelerated growth plan for Poland and the Baltics**

Corporate and Institutional Banking delivers a wide range of products and services to large corporate and institutional customers and to retail corporate customers. The business area has customer responsibility for large corporate customers listed on the main stock exchanges and other customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's banking activities in Poland and the Baltic countries, comprising full-service banking activities for all customer groups, are also part of Corporate and Institutional Banking.

Business Development

In 2006, the momentum in the corporate banking business continued throughout the Nordic Region. This continued into the end of the year when Corporate Banking Division experienced another quarter with a high level of customer activity. The income was fuelled by a number of large transactions, mainly within Acquisition Finance and M&A related business. Nordea is a top provider of these services in the Nordic region.

In Financial Institutions Division, business activity was high with robust investor activity. Especially demand was strong for value added services, such as structured products and securities finance, and Nordea is successfully developing its position and product offering within these areas. Growth continued also within Securities Services, and Nordea won a number of key strategic mandates for its pan-Nordic sub-custody product. Key success factors are Nordea's strong customer commitment and broad product portfolio.

Nordea maintained its position as a leading provider of financial services to the shipping, offshore and oil services industries in 2006. This is supported by official statistics, where Nordea for the third consecutive year ranks among the very top arrangers globally of syndicated loans to the shipping industry. In the fourth quarter, the activity in Shipping, Offshore and Oil Services Division remained high in all customer segments. A number of large transactions were closed, including several bond transactions.

In Markets Division, customer activity was at a high level in 2006. The targeted activities towards small and medium-sized Nordic corporates' use of structured solutions continued throughout the year with good results. As only part of this customer base are currently active users of Markets' products, the growth potential remains substantial. During the fourth quarter, Nordea led a number of major capital markets transactions, including the Outokumpu Technology IPO, and the Statkraft NOK 4.3bn bond issue.

Business activity in Poland and the Baltic countries continued at a high level. Total lending increased by 40% in 2006 compared to 2005. Mortgage lending grew by 83% year-on-year and 19% compared to the previous quarter, outpacing market growth. Among personal customers, Nordea almost doubled the number of core customers during 2006.

In Poland and the Baltic countries, Nordea continued to expand its network and 22 new branches were opened during the year, of which 9 during the fourth quarter. The first 52 ATMs, based on a long-term agreement for Nordea together with Sampo and First Data International, were installed in the Baltic countries during the second half of year.

Late 2006, Nordea launched a plan with the aim of further strengthening the Bank's presence in the Polish market. The target is to increase the sales capacity by the opening of up to 150 new branches in two to three years. Nordea will seek to increase the penetration in all customer segments, but the main emphasis will be on personal customers and SMEs.

In the third quarter, Nordea acquired Orgresbank in Russia. The acquisition is expected to be closed during the first quarter of 2007. Orgresbank ranks among the top 50 Russian banks as measured by tier 1 capital. The bank has total assets of around EUR 700m and around 1,000 employees. Total income for 2006 amounted to approx. EUR 55m, with a net profit of approx.

EUR 15m. The branch network consists of 35 offices in five regions, with focus on the Moscow and St Petersburg areas. The head office is located in Moscow. The core activities of the bank have been related to the corporate and SME segments, where the bank has around 4,000 customers.

The focus going forward will be to capture the growth in the Russian market, mainly focusing on personal customers and SMEs. A second focus area is to serve Nordic and Baltic corporate customers, which are increasingly present in the Russian market.

Result 2006

CIB experienced a profitable development in 2006. Total income reached EUR 1,429m, with the impact from the sale of the shares in IMB representing EUR 199m. Excluding this effect the income rose 12% for the year and all divisions contributed to the positive development.

Net interest income increased by 15%. This development reflects a solid growth in lending, where volumes grew by 15% excluding Markets. Also deposit volumes increased double digit. The growth rate was highest in Poland and Baltic countries, but also Corporate Banking Division and Shipping, Offshore and Oil Services Division showed a robust growth. Non-interest income rose 11%, to a great extent reflecting several large transactions executed by Corporate Banking Division and strong trading income.

Total costs increased by 5% reflecting a substantial volume growth, higher performance-related salaries and a higher number of FTEs. The total number of FTEs reached 3,605 by the end of the year, an increase of 12% during the year. The increase is mostly attributable to Poland and the Baltic countries.

Operating profit reached EUR 865m for the year, an increase of 18% when excluding the impact of the sale of the IMB shares. The profit growth is a result of strong topline growth, moderate cost development and positive net loan losses. RAROCAR reached 29% (19%). The C/I-ratio was 42% (52%). Excluding the revenues from the sale of IMB, the cost/income ratio was 49%. The improved cost/income ratio highlights CIB's ability to manage revenue growth and significantly increased market activity without a corresponding increase in costs.

Development in the fourth quarter 2006

Total income increased by 9% for the fourth quarter compared to the fourth quarter 2005. Net interest income was up by 17% reflecting volume growth and stabilising margins. The non-interest income reached EUR 189m for the quarter, up 4% reflecting growth in both commissions and net/gain losses. Expenses increased by 8% mainly due to higher performance-related expenses. Operating profit amounted to EUR 157m.

Focus in 2007

The high business activity is expected to continue. During the year, CIB will continue to execute on the same relationship strategy as in 2006. The customer responsible advisers will strongly focus on creating value-enhancing solutions for our customers, supported by different product specialists.

CIB operating profit by main area

EURm	Total		Corporate Banking Division[1]		Financial Institutions Division[1]		Shipping, Offshore and Oil services Division[1]		Poland and Baltics		Other		Markets[2]	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	489	426	192	174	48	41	153	135	85	68	11	8	76	50
Net fee and commission income	364	348	159	132	89	94	43	35	25	20	48	67	73	86
Net gains/losses on items at fair value	320	284	61	86	132	97	17	12	22	19	88	70	661	506
Equity method	36	21	29	18	0	0	0	0	0	0	7	3	0	0
Other operating income	220	15	206	5	8	1	3	3	3	4	0	2	0	0
Total income incl. allocations	**1,429**	**1,094**	**647**	**415**	**277**	**233**	**216**	**185**	**135**	**111**	**154**	**150**	**810**	**642**
Staff costs	-346	-322	-77	-76	-16	-16	-16	-16	-38	-33	-199	-181	-193	-173
Other expenses	-241	-238	-68	-78	-125	-126	-26	-23	-42	-32	20	21	-155	-138
Depreciations etc.	-10	-11	-1	-1	0	0	0	0	-7	-10	-2	0	0	0
Expenses incl. allocations	**-597**	**-571**	**-146**	**-155**	**-141**	**-142**	**-42**	**-39**	**-87**	**-75**	**-181**	**-160**	**-348**	**-311**
Loan losses	33	40	30	20	1	0	1	7	-5	-4	6	17	0	-4
Operating profit	**865**	**563**	**531**	**280**	**137**	**91**	**175**	**153**	**43**	**32**	**-21**	**7**	**462**	**327**
Other information, EURbn														
Lending	36.4	32.4	12.7	11.1	1.5	1.7	9.4	8.5	4.6	3.3	8.2	7.8	8.2	7.9
Deposits	29.3	26.8	7.8	7.0	13.0	10.9	4.3	4.3	2.3	1.8	1.9	2.8	2.0	2.9
Economic capital	1.9	1.8	0.9	0.9	0.2	0.2	0.3	0.2	0.1	0.1	0.4	0.4	0.7	0.7

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

CIB Margins[1]

	Q4 2006	Q3 2006	Q4 2005		Q4 2006	Q3 2006	Q4 2005
Lending margins,%	0.86	0.83	0.96	Deposit margins,%	0.34	0.38	0.40

[1] Excluding Poland and Baltics and Markets.

CIB key figures per quarter

EURm	Full year 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Total operating income	**1,429**	**318**	483	313	315	291
Total operating expenses	**-597**	**-159**	-139	-153	-146	-147
Loan losses	**33**	**-2**	5	43	-13	-6
Operating profit	**865**	**157**	**349**	**203**	**156**	**138**
RAROCAR, %	**29**	**22**	51	22	24	19
Cost/income ratio, %	**42**	**50**	29	49	46	51
Number of employees (full-time equivalents)	**3,605**	**3,605**	3,502	3,412	3,349	3,226

Asset Management & Life

- **Product result in Asset Management up 23% and Life net written premiums up 22% in 2006**
- **Nordic retail funds and Private Banking have continued their strong development**
- **Net inflows in European Fund Distribution**
- **Positive trend within Institutional asset management**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Business development

Nordea's Assets under Management (AuM) rose by EUR 13.4bn in 2006 to EUR 161bn. Net inflow contributed with EUR 4.1bn. The strong equity markets were the main reason for the rise in AuM. In the fourth quarter 2006 a mandate of EUR 6.4bn was withdrawn following a new administrative set-up decided by the client. This will only have a negligible impact on Nordea's earnings. Excluding this withdrawal, net inflow ended at EUR 10.5bn corresponding to 7% of AuM beginning to the year.

Nordic retail funds realised a net inflow of EUR 2.3bn (excluding the lost mandate) leading to an AuM of EUR 40.1bn. The strong sale of new products contributed and the Nordea Invest Stable Equity showed the highest annual sales by an equity fund in Denmark ever.

In Nordic Private Banking, 2006 was a strong year with net inflows of EUR 5.7bn leading to AuM of EUR 42.3bn. The success of Nordic Private Banking is very much due to the integrated business model with Retail Banking to optimise the service level of wealthy customers and the focus on developing unified processes, concepts and tools. In addition, to capture growth opportunities, more than 240 new private banking advisers have been recruited since 2004.

In European Private Banking AuM were EUR 9.2bn at the end of 2006 compared to EUR 8.5bn end of 2005.

In the European Fund Distribution, net outflows were EUR 1.6bn in 2006, but the trend turned in the fourth quarter with an inflow of EUR 0.1bn. One of the main contributors to reversing the trend from the previous quarter was the improved investment performance in especially the North American Value Fund and the changed sales organisation.

The Institutional asset management activities were robust in 2006 with net inflows of EUR 3.2bn and AuM of EUR 26.1bn. The net inflow is based on a broad range of new mandates won, especially fixed-income mandates in Germany, a significant inflow from existing clients and only a few lost mandates. This development is mainly to be seen as a result of solid investment performance and a strong product range.

The investment performance was satisfactory in 2006 for traditional products, and for new, more flexible products where the Stable Return products outperformed benchmarks with 12% in 2006.

Life continues to experience strong growth. In 2006, net written premiums were EUR 3,768m, an increase of 22% compared to 2005.

The strongest growth area in 2006 was unit-linked products where premium income increased 52% as compared to 2005. In 2006, unit-linked sales accounted for 42% of total premiums. Traditional products realised a premium increase of 7% in 2006.

On a Nordic level, Nordea has gained market share and is now one of the two second largest company on the market. Life has furthermore strengthened its position within important growth areas such as the market for the new mandatory pension scheme in Norway ("Obligatorisk Tjeneste Pensjon"). By the end of 2006 Nordea had captured 16% of the market measured by number of contracts, which contributed to the increased sales on the Norwegian market.

In line with the growth strategy for Sweden, the distribution capacity was developed further in 2006 with recruitments to both the corporate and private sales force. The strategy is starting to show results with sales increasing mainly in the private market. Consequently, the rolling 12-month market share of premium income on the private market increased to 8.3% in fourth quarter 2006 from 6.0% in the fourth quarter 2005.

In Poland, the pension and life insurance activities that were purchased in 2005 have been integrated with the existing Polish business, and the business shows good prospects. In 2006, gross written premiums were EUR 311m, an increase of 253% compared to 2005.

The full year average investment result for traditional products of 4.7% is satisfactory given the market conditions during the year with increasing interest rates. The financial buffers have strengthened by 39% during the year and were 10.4% (EUR 2,277m) of the Life provisions at the end of 2006.

Result

The product result for 2006 in Asset Management increased by 23% to EUR 375m supported by the robust sales of new products with higher margins and a high level of performance and transaction income. Total expenses were EUR 234m, up 11% compared to year end 2005 influenced by investments in new products and sales force.

Life & Pensions continue to produce solid profits. The product result for 2006 was EUR 243m, an increase of 10% compared to 2005, not least due to a strong fourth quarter result 2006.

Market Consistent Embedded Value (MCEV) was EUR 2,873m at the end of 2006 and the value of new business for the year was EUR 188m reflecting profitable growth of premiums.

Development in the fourth quarter 2006

The product result in Asset management rose by 22% in fourth quarter to EUR 116m compared the fourth quarter 2005 indicating a significant increase in performance fees.

Life realised a product result of EUR 74m, up 32% in fourth quarter compared to fourth quarter 2005. The fourth quarter result was affected by a strong result in Norway due to strong investment results in equity and real estate and strong investment return on shareholder capital. Operating expenses increased by 18% compared to the fourth quarter last year reflecting the growth initiatives in the area.

Focus in 2007

Focus will be on developing and launching new innovative products, and to expand the number of private banking advisers and sales staff.

Asset Management & Life volumes and inflow

EURbn	Q4 2006	Q4 Inflow	Total 2006 Inflow	Total 2005 Inflow	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Nordic Retail funds	40.1	-6.5[1]	-4.1	3.1	44.7	43.6	44.5	42.1
European Fund Distribution	5.7	0.1	-1.6	-1.0	5.2	5.5	6.5	6.8
Private Banking Activities								
Nordic Private Banking	42.3	1.1	5.7	3.4	38.8	36.7	36.3	34.3
International Wealth Management	9.2	0.0	-0.1	0.2	8.7	8.5	8.8	8.5
Institutional clients	26.1	0.5	3.2	-1.0	25.0	23.3	23.0	21.6
Life & pensions	37.6	0.4	1.0	0.7	36.0	35	35.3	34.3
Total	**161.0**	**-4.4**	**4.1**	**5.4**	**158.4**	**152.6**	**154.4**	**147.6**

[1]The net outflow is explained by a change in the administrative set up of a client. It has negligible impact on earnings.

Key figures– Asset Management activities

EURm	Full year 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Full year 2005	Q4 2005
Net interest income	47	12	11	12	12	40	10
Net fee and commission income	663	194	149	158	162	562	162
Net gains/losses on items at fair value	25	6	7	4	8	23	10
Equity method	0	0	0	0	0	0	0
Other income	14	5	3	3	3	12	3
Total income	**749**	**217**	**170**	**177**	**185**	**637**	**185**
Staff costs	-145	-40	-35	-35	-35	-124	-35
Other expenses	-86	-24	-20	-21	-21	-84	-21
Depreciations etc.	-3	0	-1	-1	-1	-3	-1
Operating expenses	**-234**	**-64**	**-56**	**-57**	**-57**	**-211**	**-57**
Estimated distribution expenses in Retail Banking	-140	-36	-34	-35	-35	-121	-32
Product result	**375**	**117**	**80**	**85**	**93**	**305**	**96**
of which income within Retail Banking	323	*90*	*77*	*78*	*78*	264	*76*
Margins[1]							
Income margins (bps)	70	78	64	66	70	64	71
Operating expenses margin (bps)	-22	-23	-21	-21	-22	-21	-22
Distribution expenses margin (bps)	-13	-13	-13	-13	-13	-12	-12
Result margin (bps)	35	42	30	32	35	31	37
Cost/income ratio, %	50	46	53	52	50	52	48
Economic capital	162	184	159	165	162	155	155
Assets under management, EURbn	161	161	158	153	154	148	148
Number of employees (full-time equivalents)	940	940	939	926	933	909	909

1 Annualised margins calculated using average AuM for Asset Management Activities excluding Nordic Private Banking activities. At December 31 2006 these assets totaled EUR 111bn.

Key figures– Life activities

EURm	Full year 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Full year 2005	Q4 2005
Profit drivers							
Traditional insurance:							
Fee contribution/profit sharing	**152**	**47**	34	35	36	141	33
Contribution from cost result	**-9**	**-4**	0	-4	-1	0	-1
Contribution from risk result	**28**	**9**	6	6	7	24	10
Inv. return on Shareholders' Equity	**18**	**11**	6	1	0	11	1
Other profits	**19**	**4**	5	5	5	21	6
Total Profit Traditional	**208**	**67**	51	43	47	197	49
Total profit Unit linked	**52**	**12**	14	13	13	40	10
Estimated distribution expenses in Retail Banking	**-17**	**-5**	-4	-4	-4	-16	-3
Total Product Result	**243**	**74**	**61**	**52**	**56**	**221**	**56**
of which income within Retail Banking	**139**	***37***	*37*	*35*	*30*	94	*29*
Key figures							
Premiums written, net of reinsurance	**3,768**	**1,112**	720	964	972	3,092	1,081
of which from Traditional business	**2,197**	**601**	454	560	582	2,059	607
of which from Unit-linked business	**1,572**	**511**	267	404	390	1,033	474
Total operating expenses	**174**	**53**	38	43	40	138	45
Investment assets:							
Bonds	**15,642**	**15,642**	15,796	15,819	15,872	16,357	16,357
Equities	**4,843**	**4,843**	4,157	3,850	4,231	3,781	3,781
Alternative investments	**2,345**	**2,345**	2,264	2,066	1,957	1,795	1,795
Property	**3,017**	**3,017**	2,838	2,785	2,607	2,579	2,579
Unit linked	**6,683**	**6,683**	6,094	5,826	5,788	5,338	5,338
Total investment assets	**32,530**	**32,530**	31,149	30,346	30,455	29,850	29,850
Investment return %	**4.7**	**2.3**	2.7	-0.5	0.2	9.9	1.6
Technical provisions	**30,765**	**30,765**	29,744	29,071	28,803	28,513	28,513
of which financial buffers	**2,277**	**2,277**	1,901	1,909	1,999	1,654	1,654
Economic capital	**1,035**	**1,035**	1,008	986	986	974	974
Number of employees (full-time equivalents)	**1,176**	**1,176**	1,169	1,164	1,146	1,124	1,124

Group Treasury

- **Strong investment earnings and gross investment returns**
- **Nordea Hypotek launches first Swedish Covered Bond in the Euro market**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), raising funding for the Group as well as asset and liability management.

Business development

Financial markets in the fourth quarter reflected a strengthening conviction in continued growth in the global economy. European central banks continued to hike their interest rates, and expectations for further hikes in 2007 increased while hope for rate cuts in the US faded. Short-term interest rates continued upwards by approx. 30-50 bps in Nordea's home markets. Longer-term interest rates rose slightly less. The more robust global economic outlook was reflected in positive equity markets.

In 2006 Nordea carried on its issuance activities both in the Nordic and international capital markets, including covered bonds and other senior funding, at attractive spreads. The liquidity in the Bank's funding programmes has been very good. To further support its existing funding programmes and broaden the investor base, Nordea launched a domestic French Commercial Paper programme EUR 6bn in December.

On 30 June 2006 Nordea Hypotek AB in Sweden converted all of its outstanding bonds amounting to approx. EUR 15.2bn to covered bonds. After the conversion Nordea issues covered bonds on a regular basis. The covered bonds received Aaa/AAA rating from Moody's and Standard and Poor's.

The domestic Swedish covered bond market, the fourth largest in Europe, represents the core funding source for Nordea Hypotek. However, the covered bond issuance will allow Nordea to expand its funding of the mortgage portfolio also into the international capital markets.

In October Nordea Hypotek issued an inaugural EUR 1.25bn covered bond targeted to international investors. The Nordea Hypotek transaction is the first EUR denominated covered bond to be executed under the Swedish Covered Bond Act.

Other senior funding activities included a USD 2bn Extendible Short-Term Programme in the US markets.

During 2006 Nordea raised approx. EUR 1.3bn equivalent in dated subordinated loans in different European markets. The speed of execution and the quality of the order book gives a good reflection of the strong appeal of Nordea in capital markets.

At the end of December, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 8m compared to EUR 18m at the end of September. The risk related to equities, calculated as VaR, was EUR 25m compared to EUR 28m at the end of September.

The structural interest income risk (SIIR) in the Group, which shows the effect on net interest income in the next 12 months, was EUR 206m assuming increased market rates by 100 basis points and EUR -220m assuming decreased market rates by 100 basis points.

Result in 2006

Group Treasury's result is divided into investment-related result and funding-related result. Earnings in Group Investment are defined as the net of return on investment and the return target, ie the expected average medium-term risk-free return over time, defined as the funding cost. The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate. For 2006, the funding cost was 3.25%.

Operating profit in Group Treasury was EUR 201m, more than a doubling compared to 2005. Of the total result EUR 73m (EUR -6m) derives from Group Investment and EUR 128m (EUR 98m) from Group Funding, supported by successful positions in the money market.

Result in the fourth quarter

Operating profit was EUR 81m compared to EUR 3m in the fourth quarter last year.

Positive income was generated from all areas of the investment activities. Furthermore the increase in short-term rates is supporting the quarterly return that ended at 1.17% (4.76% annualised) well above the 0.60% in the fourth quarter 2005. The gross investment return year to date was 3.98%.

Group Treasury operating profit by main area

EURm	Jan-Dec 2006	Jan-Dec 2005	Group Investment Jan-Dec 2006	Group Investment Jan-Dec 2005	Group Funding Jan-Dec 2006	Group Funding Jan-Dec 2005
Net interest income	118	110	-35	-60	153	170
Net fee and commission income	-8	-6	-5	-3	-3	-3
Net gains/losses on items at fair value	99	1	89	40	10	-39
Equity method	18	7	18	7	0	0
Other operating income	18	25	19	25	-1	0
Total income incl. allocations	**245**	**137**	**86**	**9**	**159**	**128**
Staff costs	-16	-15	-5	-6	-11	-9
Other expenses	-28	-30	-8	-9	-20	-21
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	**-44**	**-45**	**-13**	**-15**	**-31**	**-30**
Operating profit	**201**	**92**	**73**	**-6**	**128**	**98**

Group Treasury key figures per quarter

EURm	**Full year 2006**	**Q4 2006**	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Total operating income	245	93	51	41	60	15
Total operating expenses	-44	-12	-11	-10	-11	-12
Operating profit	**201**	**81**	**40**	**31**	**49**	**3**
Cost/income ratio, %	18	13	22	24	18	80
Bonds, EURm	10,798	10,798	14,198	14,529	13,043	10,388
Equities, EURm	416	416	455	465	430	445
Investments, EURm	11,214	11,214	14,653	14,994	13,473	10,833
Number of employees (full-time equivalents)	97	97	101	102	97	97

Definitions of financial performance measures

Risk-adjusted profit
Risk-adjusted profit is defined as total income minus total operating expenses, minus Expected losses and standard tax (28 % 2006). In addition, Risk-adjusted profit excludes major non-recurring items.

Economic profit
Economic profit is derived by deducting Cost of equity from Risk-adjusted profit.

Expected losses
Expected losses reflects the normalised loss level of the individual loan exposure over a business cycle as well as various portfolios. Based on the current portfolio the Expected losses used in the Economic profit calculations is 17 basis points, down from 19 basis points in 2006. This reflects the improved quality and repayment ability of Nordea's customers.

Cost of equity
Cost of equity (%) is defined as required return by investors on the Nordea share, measured as the long risk free euro rate plus required average risk premium to invest in equities multiplied by Beta, which reflects the Nordea share's volatility and correlation with market volatility.

Cost of equity in EUR is defined as Cost of equity (%) times Economic capital.

The Cost of equity is set by management once a year as a parameter to manage risk appetite and investment level. It was in 2006 set to 7.5 % and for 2007 8.0 % following higher interest rates.

Economic capital
Economic Capital is Nordea's internal estimate of required capital and measures the capital required to cover unexpected losses in the course of its business with a certain probability. EC uses advanced internal models to provide a consistent measurement for Credit Risk, Market Risk, Operational Risk, Business Risk and Life Insurance Risk arising from activities in Nordea's various business areas. The aggregation of risks across the group gives rise to diversification effects resulting from the differences in risk drivers and the improbability that unexpected losses occur simultaneously.

RAROCAR
RAROCAR, % (Risk-adjusted return on capital at risk) is defined as Risk-adjusted profit relative to Economic capital.

Segment reporting

Nordea's operations are organised into three business areas. The business areas are Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The latter segment is divided into two columns in note 2, due to transparency reasons. The business areas operate as profit centres.

According to IAS 14 the reporting of vertical integrated activities are encouraged, why, in addition to the results of the business areas, the result for Group Treasury, which conducts Nordea's financial management operations, is also disclosed.

Within Nordea, customer responsibility is fundamental. Nordea's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Economic capital

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. Standard tax is applied when calculating risk- adjusted return on economic capital.

Economic capital is allocated to business areas according to risks taken. As a part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income based on the respective use of economic capital.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Allocation principles

Cost is allocated based on calculated unit prices and the individual business areas' consumption. Income is allocated with the underlying business transactions as driver combined with the identification of the customer responsible unit.

Assets, liabilities and economic capital are allocated to the business areas. Group Functions and Eliminations consists of income statement and balance sheet items that are related to the unallocated reconciling items/units.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

Transfer pricing

Funds transfer pricing is based on current market interest rate and applied to all assets and liabilities allocated to or booked in the business areas or group functions.

Group internal transactions between legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is reported in the relevant business area based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

Group functions and Eliminations

Group Functions and Eliminations include the unallocated results of the four group functions: Group Processing and Technology, Group Corporate Centre, Group Credit and Risk Control and Group Legal and Compliance. Group Treasury, which is part of Group Corporate Centre, has been excluded in this calculation as this is treated as a vertical integrated segment and therefore reported separately.
Expenses in Group functions, not defined as services to business areas, and profits from associated undertakings that are not included in the customer responsible units are reported under this heading.

EURm	Retail Banking					Corporate and Institutional Banking					Asset Management					Life				
Customer responsible units	**Q4 2006**	**Q3 2006**	**Q2 2006**	**Q1 2006**	**Q4 2005**	**Q4 2006**	**Q3 2006**	**Q2 2006**	**Q1 2006**	**Q4 2005**	**Q4 2006**	**Q3 2006**	**Q2 2006**	**Q1 2006**	**Q4 2005**	**Q4 2006**	**Q3 2006**	**Q2 2006**	**Q1 2006**	**Q4 2005**
Net interest income	823	808	785	769	782	129	121	122	117	110	12	11	12	12	10	0	0	0	0	0
Net fee and commission income	357	333	344	338	359	91	86	94	93	87	97	66	72	76	76	17	9	4	1	4
Net gains/losses on items at fair value	98	75	87	101	67	93	72	68	87	83	6	7	4	8	10	80	51	61	69	70
Equity method	5	3	7	6	8	2	3	15	16	6	0	0	0	0	0	0	0	0	0	0
Other income	6	11	41	15	21	3	201	14	2	5	5	3	3	3	3	1	6	1	0	2
Total operating income	**1,289**	**1,230**	**1,264**	**1,229**	**1,237**	**318**	**483**	**313**	**315**	**291**	**120**	**87**	**91**	**99**	**99**	**98**	**66**	**66**	**70**	**76**
of which allocations	*263*	*228*	*248*	*246*	*234*	*-137*	*-116*	*-135*	*-138*	*-126*	*-89*	*-76*	*-79*	*-79*	*-79*	*-37*	*-37*	*-35*	*-30*	*-29*
Staff costs	-291	-278	-277	-273	-274	-92	-81	-88	-85	-86	-37	-31	-32	-32	-32	-25	-22	-23	-22	-21
Other expenses	-403	-362	-381	-370	-389	-65	-55	-62	-59	-58	-18	-16	-16	-17	-15	-22	-15	-20	-16	-23
Depreciation of tangible and intangible assets	-10	-7	-6	-9	-18	-2	-3	-3	-2	-3	-1	-1	-1	0	0	-6	-1	-1	-1	-1
Total operating expenses	**-704**	**-647**	**-664**	**-652**	**-681**	**-159**	**-139**	**-153**	**-146**	**-147**	**-56**	**-48**	**-49**	**-49**	**-47**	**-53**	**-38**	**-44**	**-39**	**-45**
of which allocations	*-294*	*-264*	*-276*	*-270*	*-289*	*-33*	*-30*	*-39*	*-33*	*-37*	*8*	*6*	*6*	*4*	*6*	*0*	*0*	*0*	*0*	*0*
Loan losses	84	50	42	44	13	-2	5	43	-13	-6	0	0	4	0	0	0	0	0	0	0
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**669**	**633**	**642**	**621**	**569**	**157**	**349**	**203**	**156**	**138**	**64**	**39**	**46**	**50**	**52**	**45**	**28**	**22**	**31**	**31**
Balance sheet, EURbn																				
Loans and receivables to the public	172	164	161	154	152	36	31	32	32	32	3	2	2	2	2	1	1	1	1	1
Other assets	22	25	21	20	24	79	74	76	77	75	1	2	2	2	2	34	31	31	31	29
Total assets	**194**	**189**	**182**	**174**	**176**	**115**	**105**	**108**	**109**	**107**	**4**	**4**	**4**	**4**	**4**	**35**	**32**	**32**	**32**	**30**
Deposits and borrowings from the public	88	85	85	80	80	29	25	26	26	27	4	3	3	3	3	2	1	0	0	0
Other liabilities	100	98	91	89	90	84	78	80	81	78	0	1	1	1	1	32	30	31	31	29
Total liabilities	**188**	**183**	**176**	**169**	**170**	**113**	**103**	**106**	**107**	**105**	**4**	**4**	**4**	**4**	**4**	**34**	**31**	**31**	**31**	**29**
Economic capital/equity	6	6	6	5	6	2	2	2	2	2	0	0	0	0	0	1	1	1	1	1
Total liabilities and allocated equity	**194**	**189**	**182**	**174**	**176**	**115**	**105**	**108**	**109**	**107**	**4**	**4**	**4**	**4**	**4**	**35**	**32**	**32**	**32**	**30**
Other segment items																				
Capital expenditure, EURm	1	1	2	2	3	2	2	2	1	0	6	3	1	1	1	10	2	4	3	45
Product result											117	80	85	93	96	74	61	52	56	56

EURm Customer responsible units	Group Treasury Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Group functions and eliminations Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Nordea Group Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005
Net interest income	38	33	27	20	34	4	6	11	9	-3	1,006	979	957	927	933
Net fee and commission income	-2	-2	-2	-2	-2	-11	5	9	1	5	549	497	521	507	529
Net gains/losses on items at fair value	44	8	7	40	-31	-11	11	-4	-26	-15	310	224	223	279	184
Equity method	-1	10	8	0	7	2	1	0	3	0	8	17	30	25	21
Other income	14	2	1	2	7	-3	-6	-6	-1	-9	26	217	54	21	29
Total operating income	**93**	**51**	**41**	**60**	**15**	**-19**	**17**	**10**	**-14**	**-22**	**1,899**	**1,934**	**1,785**	**1,759**	**1,696**
of which allocations	*0*	*0*	*0*	*0*	*0*	*0*	*1*	*1*	*1*	*0*	*0*	*0*	*0*	*0*	*0*
Staff costs	-4	-4	-4	-4	-4	-157	-134	-128	-127	-115	-606	-550	-552	-543	-532
Other expenses	-8	-7	-6	-7	-8	125	100	113	102	100	-391	-355	-372	-367	-393
Depreciation of tangible and intangible assets	0	0	0	0	0	0	-11	-10	-11	-9	-19	-23	-21	-23	-31
Total operating expenses	**-12**	**-11**	**-10**	**-11**	**-12**	**-32**	**-45**	**-25**	**-36**	**-24**	**-1,016**	**-928**	**-945**	**-933**	**-956**
of which allocations	*-4*	*-3*	*-3*	*-4*	*-4*	*323*	*291*	*312*	*303*	*324*	*0*	*0*	*0*	*0*	*0*
Loan losses	0	0	0	0	0	0	0	0	0	0	82	55	89	31	7
Disposals of tangible and intangible assets	0	0	0	0	0	2	2	3	1	1	2	2	3	1	1
Operating profit	**81**	**40**	**31**	**49**	**3**	**-49**	**-26**	**-12**	**-49**	**-45**	**967**	**1,063**	**932**	**858**	**748**
Balance sheet, EURbn															
Loans and receivables to the public	0	0	1	0	0	2	3	2	2	1	214	201	199	191	188
Other assets	11	15	14	13	11	-14	-20	-18	-13	-3	133	127	126	130	138
Total assets	**11**	**15**	**15**	**13**	**11**	**-12**	**-17**	**-16**	**-11**	**-2**	**347**	**328**	**325**	**321**	**326**
Deposits and borrowings from the public	2	3	3	3	3	1	2	2	1	3	126	119	119	113	116
Other liabilities	9	12	12	10	8	-19	-24	-23	-18	-9	206	195	192	194	197
Total liabilities	**11**	**15**	**15**	**13**	**11**	**-18**	**-22**	**-21**	**-17**	**-6**	**332**	**314**	**311**	**307**	**313**
Economic capital/equity	0	0	0	0	0	6	5	5	6	4	15	14	14	14	13
Total liabilities and allocated equity	**11**	**15**	**15**	**13**	**11**	**-12**	**-17**	**-16**	**-11**	**-2**	**347**	**328**	**325**	**321**	**326**
Other segment items															
Capital expenditure, EURm	0	0	0	0	0	90	22	39	30	38	109	30	48	37	87

Income statement

EURm	Note	Q4 2006	Q4 2005	Jan-Dec 2006	Jan-Dec 2005
Operating income					
Interest income		*2,698*	*2,066*	*9,669*	*8,100*
Interest expense		*-1,692*	*-1,133*	*-5,800*	*-4,437*
Net interest income		1,006	933	3,869	3,663
Fee and commission income		*696*	*652*	*2,582*	*2,433*
Fee and commission expense		*-147*	*-123*	*-508*	*-498*
Net fee and commission income		549	529	2,074	1,935
Net gains/losses on items at fair value	2	310	184	1,036	765
Profit from companies accounted for under the equity method		8	21	80	67
Dividends		0	0	6	11
Other operating income		26	29	312	132
Total operating income		**1,899**	**1,696**	**7,377**	**6,573**
Operating expenses					
General administrative expenses:					
Staff costs		-606	-532	-2,251	-2,082
Other expenses		-391	-393	-1,485	-1,455
Depreciation, amortisation and impairment charges of tangible and intangible assets		-19	-31	-86	-131
Total operating expenses		**-1,016**	**-956**	**-3,822**	**-3,668**
Loan losses	3	82	7	257	137
Disposals of tangible and intangible assets		2	1	8	6
Operating profit		**967**	**748**	**3,820**	**3,048**
Income tax expense		-91	-242	-667	-779
Net profit		**876**	**506**	**3,153**	**2,269**
Attributable to:					
Shareholders of Nordea Bank AB (publ)		872	502	3,145	2,263
Minority interests		4	4	8	6
Total		**876**	**506**	**3,153**	**2,269**
Earnings per share, EUR		0.34	0.20	1.21	0.86

Balance sheet

EURm	Note	31 Dec 2006	30 Sep 2006	30 Jun 2006	31 Mar 2006	31 Dec 2005
Assets						
Cash and balances with central banks		2,104	3,335	2,270	3,778	2,526
Treasury bills and other eligible bills		6,678	7,304	7,653	6,884	7,095
Loans and receivables to credit institutions	4	26,792	27,244	27,301	31,819	31,578
Loans and receivables to the public	4	213,985	201,126	198,842	190,687	188,460
Interest-bearing securities		29,066	24,882	27,179	23,470	24,632
Financial instruments pledged as collateral		10,496	10,787	9,537	9,747	11,674
Shares		14,585	14,364	14,324	15,853	12,901
Derivatives	6	24,207	24,419	24,747	22,756	28,876
Fair value changes of the hedged items in portfolio hedge of interest rate risk		-37	63	10	291	282
Investments in associated undertakings		398	393	512	517	566
Intangible assets		2,247	2,206	2,240	2,226	2,221
Property and equipment		307	286	283	272	303
Investment property		3,230	3,097	3,049	2,864	2,750
Deferred tax assets		382	282	314	320	352
Current tax assets		68	256	234	222	41
Retirement benefit assets		84	69	70	70	70
Other assets		10,726	6,750	4,993	8,063	9,817
Prepaid expenses and accrued income		1,572	1,539	1,514	1,357	1,405
Total assets		**346,890**	**328,402**	**325,072**	**321,196**	**325,549**
Of which assets customer bearing the risk		*11,046*	*10,155*	*9,696*	*9,516*	*9,780*
Liabilities						
Deposits by credit institutions		32,288	35,431	26,170	26,561	29,790
Deposits and borrowings from the public		126,452	119,074	119,062	113,306	115,550
Liabilities to policyholders		31,041	29,744	29,071	28,808	26,830
Debt securities in issue		83,417	78,595	83,559	87,742	82,609
Derivatives	6	24,939	24,130	24,836	22,377	28,602
Fair value changes of the hedged items in portfolio hedge of interest rate risk		-401	-303	-378	-37	58
Current tax liabilities		263	668	565	490	383
Other liabilities		22,177	15,317	17,282	17,140	18,044
Accrued expenses and prepaid income		2,008	2,175	2,146	2,120	1,874
Deferred tax liabilities		608	472	435	466	423
Provisions		104	94	94	112	100
Retirement benefit obligations		495	467	494	489	504
Subordinated liabilities		8,177	8,202	8,158	8,009	7,822
Total liabilities		**331,568**	**314,066**	**311,544**	**307,583**	**312,589**
Equity	8					
Minority interests		46	43	42	41	41
Share capital		2,594	2,638	2,638	1,072	1,072
Share premium account		-	-	2,718	4,284	4,284
Other reserves		-111	-222	-158	-237	-228
Retained earnings		12,793	11,877	8,238	8,453	7,791
Total equity		**15,322**	**14,336**	**13,528**	**13,613**	**12,960**
Total liabilities and equity		**346,890**	**328,402**	**325,072**	**321,196**	**325,549**
Assets pledged as security for own liabilities		18,136	22,555	16,554	20,238	22,620
Other assets pledged		3,053	2,285	1,632	2,432	4,529
Contingent liabilities		22,434	23,019	19,394	19,041	16,349
Commitments		2,619,090	2,593,732	2,584,729	2,399,163	2,213,772

Statement of recognised income and expense

EURm	31 Dec 2006	31 Dec 2005
Currency translation differences during the year	38	-2
Currency hedging	75	-80
Available-for-sale investments:		
Valuation gains/losses taken to equity	3	2
Tax on items taken directly to or transferred from equity	1	-1
Net income recognised directly in equity	117	-81
Net profit for the year	3,153	2,269
Total recognised income and expense for the year	**3,270**	**2,188**
Attributable to:		
Shareholders of Nordea Bank AB (publ)	3,262	2,182
Minority interests	8	6
Total	**3,270**	**2,188**

Cash flow statement

EURm	Jan-Dec 2006	Jan-Dec 2005
Operating activities		
Operating profit	3,820	3,048
Adjustments for items not included in cash flow	-954	74
Income taxes paid	-644	-577
Cash flow from operating activities before changes in operating assets and liabilities	2,222	2,545
Changes in operating assets and liabilities	-1,157	-4,450
Cash flow from operating activities	1,065	-1,905
Investing activities		
Sale/acquisition of group undertakings	79	-96
Property and equipment	-74	14
Intangible assets	-100	-53
Other financial fixed assets	95	-1,174
Cash flow from investing activities	0	-1,309
Financing activities		
Issued/amortised subordinated liabilities	786	1,749
Repurchase of own shares incl change in trading portfolio	3	-1,105
Dividend paid	-908	-740
Cash flow from financing activities	-119	-96
Cash flow for the year	**946**	**-3,310**
Cash and cash equivalents at beginning of year	**3,676**	**6,922**
Exchange rate difference	28	64
Cash and cash equivalents at end of year	**4,650**	**3,676**
Change	**946**	**-3,310**

Cash and cash equivalents The following items are included in cash and cash equivalents (EURm):	31 Dec 2006	31 Dec 2005
Cash and balances with central banks	2,104	2,526
Loans and receivables to credit institutions, payable on demand	2,546	1,150

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

Basis for presentation

The accounting policies and the basis for calculations are, in all material aspects, unchanged in comparison with the 2005 Annual Report.

The following changes in the presentation have been made:

Increased transparency for Commissions

The presentation of "Net fee and commission income" has been changed, to better illustrate the nature of Nordea's commission income and expense. The effects were described in the interim report for the first quarter 2006. Further adjustments were made in the third quarter 2006.

Presentation of revenue and expense from the life insurance business

The first step towards a new presentation of the life insurance business was taken in the second quarter 2006. The change in the presentation of revenue and expense has been finalised in the fourth quarter 2006.

The traditional presentation and recognition of life premiums received and claims and benefits paid through the income statement has been replaced. The new revenue recognition principles mean that premiums received are initially recognised against the balance sheet as deposits (deposit accounting). The received premiums are therefore not recognised through the income statement. All payments related to claims and benefits are initially recognised as reductions of the liability. Revenue is instead subsequently recognised, on the note line Insurance risk income, Life, when insurance risk premiums and administration fees are earned and debited the liability to the policyholder. The note line Insurance risk expense, Life is presented on a net basis. An increase/decrease of the expense is recognised when payments deviate from the originally expected payments. The expense line is also affected when increases/decreases of the life insurance provisions (e.g. inheritance gain) are made to reflect that the current estimates are different from what was earlier expected. The effect of changes in discount rates and financial results is incorporated on the note line Change in technical provisions, Life.

The new presentation of the life insurance business has no net impact on the income statement. The balance sheet presentation and classification is unaffected by the change in the principles for revenue and expense recognition of life insurance contracts.

Running property yield from investment properties within the life business, EUR 146m (EUR 150m), has furthermore been reclassified from "Other income" to be disclosed as an integrated part of Investment properties, Life, which also include changes in fair value.

The table below describes the effect from the new presentation of Life.

	2006		2005	
EURm	Restated	Not restated	Restated	Reported
Income statement				
Net gains/losses on items at fair value	1,036	890	765	615
Other operating income	312	458	132	282
Total	**1,348**	**1,348**	**897**	**897**
Disclosure for Net gains/losses on items at fair value (note 2)				
Shares/participations and other share-related instruments	1,210	168	1,593	146
Interest-bearing securities and other interest-related instruments	580	453	1,109	63
Other financial instruments	-21	-21	29	29
Foreign exchange gains/losses	274	154	259	259
Premium income, Life	-	2,727	-	2,412
Investments, Life	-	1,601	-	2,616
Investment properties, Life	457	-	272	-
Change in technical provisions, Life	-883	-1,548	-1,989	-2,644
Claims paid, Life	-	-2,038	-	-1,720
Change in collective bonus potential, Life	-605	-606	-546	-546
Insurance risk income, Life	236	-	213	-
Insurance risk expense, Life	-212	-	-175	-
Total	**1,036**	**890**	**765**	**615**

Classification of interest income on funding swaps

The interest from interest rate- and currency swaps, related to Nordea's funding, has been reclassified to interest expense, leading to a change from gross to net accounting. This reclassification was made in the third quarter 2006, to better illustrate the nature of the transactions. This has affected both interest income and interest expenses. Net interest income is unchanged. Below follows additional information on the effect from the new presentation of the funding swaps on the current period and in the comparative figures.

	2006		2005	
EURm	Restated	Not restated	Restated	Reported
Interest income	9,669	11,045	8,100	8,453
Interest expense	-5,800	-7,176	-4,437	-4,790
Total	**3,869**	**3,869**	**3,663**	**3,663**

Classification of non-cash collaterals in the balance sheet

In the fourth quarter 2006, securities pledged as security in repurchase agreements and in securities borrowing have, in the balance sheet, been reclassified to the item "Financial instruments pledged as collateral", in the cases where the counter party has the right to sell or repledge the securities transferred. This has affected "Treasury bills and other eligible bills, "Interest-bearing securities" and "Shares". The table below describes the effect from the new presentation of non-cash collaterals on the current period and in the comparative figures.

	31 Dec 2006		31 Dec 2005	
EURm	Restated	Not restated	Restated	Reported
Treasury bills and other eligible bills	6,678	6,678	7,095	7,280
Interest-bearing securities	29,066	39,562	24,632	36,121
Financial instruments pledged as collateral	10,496	-	11,674	-
Total	**46,240**	**46,240**	**43,401**	**43,401**

Exchange rates

	Jan-Dec 2006	Jan-Dec 2005
EUR 1 = SEK		
Income statement (average)	9.2521	9.2874
Balance sheet (at end of period)	9.0394	9.3884
EUR 1 = DKK		
Income statement (average)	7.4593	7.4518
Balance sheet (at end of period)	7.4556	7.4599
EUR 1 = NOK		
Income statement (average)	8.0438	8.0106
Balance sheet (at end of period)	8.2300	7.9801
EUR 1 = PLN		
Income statement (average)	3.8924	4.0248
Balance sheet (at end of period)	3.8292	3.8524

Note 2 Net gains/losses on items at fair value, EURm	Q4 2006	Q4 2005	Jan-Dec 2006	Jan-Dec 2005
Shares/participations and other share-related instruments	865	313	1,210	1,593
Interest-bearing securities and other interest-related instruments	-121	153	580	1,109
Other financial instruments	-35	41	-21	29
Foreign exchange gains/losses	245	-5	274	259
Investment properties, Life	166	145	457	272
Change in technical provisions, Life[1]	-469	-345	-883	-1,989
Change in collective bonus potential, Life	-355	-127	-605	-546
Insurance risk income, Life	60	57	236	213
Insurance risk expense, Life	-46	-48	-212	-175
Total	**310**	**184**	**1,036**	**765**

[1] Premium income amounts to EUR 2,491m for Jan-Dec 2006 (Jan-Dec 2005: EUR 2,199m).

Note 3 Loan losses, EURm	Q4 2006	Q4 2005	Jan-Dec 2006	Jan -Dec 2005
Loan losses divided by class, net				
Loans and receivables to credit institutions	0	-1	-4	-1
- of which write-offs and provisions	0	-1	-4	-1
- of which reversals and recoveries	0	-	0	-
Loans and receivables to the public	80	9	266	139
- of which write-offs and provisions	-298	-128	-516	-568
- of which reversals and recoveries	378	137	782	707
Off-balance sheet items[1]	2	-1	-5	-1
- of which write-offs and provisions	0	-2	-13	-2
- of which reversals and recoveries	2	1	8	1
Total	**82**	**7**	**257**	**137**
Specification of Loan losses				
Changes of allowance accounts in the balance sheet	69	56	223	40
- of which Loans and receivables	67	57	228	41
- of which Off-balance sheet items[1]	2	-1	-5	-1
Changes directly recognised in the income statement	13	-49	34	97
- of which realised loan losses	-17	-32	-55	-72
- of which realised recoveries	30	-17	89	169
Total	**82**	**7**	**257**	**137**

[1] Included in Provisions in the balance sheet.

Key ratios

	31 Dec 2006	31 Dec 2005
Total allowances divided by total Loans and receivables before allowances, %	0.5	0.7
Allowances for individually assessed impaired loans and receivables divided by individually assessed impaired loans and receivables before allowances, %	40.9	42.1
Individually assessed impaired loans and receivables divided by total Loans and receivables before allowances, %	0.8	1.1

Note 4 *Loans and receivables and their impairment*

EURm	Credit institutions 31 Dec 2006	Credit institutions 31 Dec 2005	The public 31 Dec 2006	The public 31 Dec 2005	Total 31 Dec 2006	Total 31 Dec 2005
Loans and receivables, not impaired	26,804	31,589	213,223	187,404	240,027	218,993
Impaired loans and receivables:	8	7	1,860	2,519	1,868	2,526
- Performing	6	5	1,187	1,802	1,193	1,807
- Non-performing	2	2	673	717	675	719
Loans and receivables before allowances	**26,812**	**31,596**	**215,083**	**189,923**	**241,895**	**221,519**
Allowances for individually assessed impaired loans	-7	-7	-757	-1,057	-764	-1,064
Allowances for collectively assessed impaired loans	-13	-11	-341	-406	-354	-417
Allowances	**-20**	**-18**	**-1,098**	**-1,463**	**-1,118**	**-1,481**
Loans and receivables, book value	**26,792**	**31,578**	**213,985**	**188,460**	**240,777**	**220,038**

Reconciliation of allowance accounts for impaired loans

Loans and receivables, EURm	Credit institutions Individually assessed	Credit institutions Collectively assessed	The public Individually assessed	The public Collectively assessed	Total Individually assessed	Total Collectively assessed	Total
Balance at beginning of year, at 1 Jan 2006	**-7**	**-11**	**-1,057**	**-406**	**-1,064**	**-417**	**-1,481**
Provisions	-	-4	-279	-190	-279	-194	-473
Reversals	-	1	463	232	463	233	696
Changes through the income statement	**-**	**-3**	**184**	**42**	**184**	**39**	**223**
Allowances used to cover write-offs	0	0	134	-	134	0	134
Currency translation differences	-1	1	-17	23	-18	24	6
Balance at end of year, at 31 Dec 2006	**-8**	**-13**	**-756**	**-341**	**-764**	**-354**	**-1,118**
Balance at beginning of year, at 1 Jan 2005	**-6**	**-12**	**-1,302**	**-352**	**-1,308**	**-364**	**-1,672**
Provisions	-1	-	-346	-152	-347	-152	-499
Reversals	-	-	433	106	433	106	539
Changes through the income statement	**-1**	**-**	**87**	**-46**	**86**	**-46**	**40**
Allowances used to cover write-offs	-	-	178	-	178	-	178
Currency translation differences	0	1	-20	-8	-20	-7	-27
Balance at end of year, at 31 Dec 2005	**-7**	**-11**	**-1,057**	**-406**	**-1,064**	**-417**	**-1,481**

Note 5 Classification of financial instruments, EURm

31 Dec 2006 **Financial assets**	Loans and receivables	Held to maturity	Held for trading	Assets at fair value	Derivatives used for hedging	Available for sale	Total
Cash and balances with central banks	2,104						2,104
Treasury bills and other eligible bills	10		6,668				6,678
Loans and receivables to credit institutions	15,718		11,074				26,792
Loans and receivables to the public	176,738		8,345	28,902			213,985
Interest-bearing securities		1,482	8,340	19,199		45	29,066
Financial instruments pledged as collateral			10,496				10,496
Shares			3,701	10,873		11	14,585
Derivatives			23,652		555		24,207
Fair value changes of the hedged items in portfolio hedge of interest rate risk	-37						-37
Other assets	10,680						10,680
Prepaid expenses and accrued income	1,365						1,365
Total	**206,578**	**1,482**	**72,276**	**58,974**	**555**	**56**	**339,921**

Note 5, continued

31 Dec 2006 **Financial liabilities**	Held for trading	Liabilities at fair value	Derivatives used for hedging	Other financial liabilities	Total
Deposits by credit institutions	5,939			26,349	32,288
Deposits and borrowings from the public	2,329			124,123	126,452
Liabilities to policyholders, investment contracts	2,220				2,220
Debt securities in issue	3,327	23,251		56,839	83,417
Derivatives	24,062		877		24,939
Fair value changes of the hedged items in portfolio hedge of interest rate risk				-401	-401
Other liabilities	6,325			15,618	21,943
Accrued expenses and prepaid income				1,459	1,459
Subordinated liabilities				8,177	8,177
Total	**44,202**	**23,251**	**877**	**232,164**	**300,494**

Note 6 Derivatives, EURm

31 Dec 2006	Assets Fair value	Liabilities Fair value	Total nom amount
Derivatives held for trading			
Interest rate derivatives	15,875	15,985	1,877,414
Equity derivatives	990	1,160	17,565
Foreign exchange derivatives	5,158	5,320	476,691
Other derivatives	1,629	1,597	90,942
Total	**23,652**	**24,062**	**2,462,612**
Derivatives used for hedging			
Interest rate derivatives	402	385	64,296
Equity derivatives	72	102	556
Foreign exchange derivatives	81	390	11,025
Total	**555**	**877**	**75,877**
Derivatives, total			
Interest rate derivatives	16,277	16,370	1,941,710
Equity derivatives	1,062	1,262	18,121
Foreign exchange derivatives	5,239	5,710	487,716
Other derivatives	1,629	1,597	90,942
Total	**24,207**	**24,939**	**2,538,489**

Note 7 Capital adequacy	31 Dec 2006	31 Dec 2005
Tier 1 capital, EURm	13,147	11,438
Capital base, EURm	18,159	15,485
Risk-weighted assets, EURbn	185.4	169.0
Tier 1 capital ratio, %	7.1	6.8
Total capital ratio, %	9.8	9.2

Note 8 Equity, EURm

	Attributable to shareholders of Nordea Bank AB (publ)						
	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total	Minority interests	Total equity
Balance at end of year, at 31 Dec 2005	**1,072**	**4,284**	**-228**	**7,791**	**12,919**	**41**	**12,960**
Net change in available-for-sale investments, net of tax			4		4		4
Currency translation differences			113		113		113
Dividend for 2005				-908	-908		-908
Bonus issue	1,566	-1,566			0		0
Reduction of statutory reserve		-2,718		2,718	0		0
Reduction of share capital[3]	-44			44	0		0
Purchases of own shares[2,3]				3	3		3
Other changes						-3	-3
Net profit for the year				3,145	3,145	8	3,153
Balance at 31 Dec 2006	**2,594**	**0**	**-111**	**12,793**	**15,276**	**46**	**15,322**

	Attributable to shareholders of Nordea Bank AB (publ)						
	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total	Minority interests	Total equity
Balance at end of year, at 31 Dec 2004	**1,128**	**4,284**	**-147**	**7,398**	**12,663**	**13**	**12,676**
Change in accounting policies:							
IAS 39 Financial instruments				-61	-61		-61
Other changes				-20	-20		-20
Balance at beginning of year, at 1 Jan 2005	**1,128**	**4,284**	**-147**	**7,317**	**12,582**	**13**	**12,595**
Net change in available-for-sale investments, net of tax			1		1		1
Currency translation differences			-82		-82		-82
Dividend for 2004				-740	-740		-740
Reduction of share capital[3]	-56			56	0		0
Purchases of own shares[2,3]				-1,105	-1,105		-1,105
Other changes						22	22
Net profit for the year				2,263	2,263	6	2,269
Balance at 31 Dec 2005	**1,072**	**4,284**	**-228**	**7,791**	**12,919**	**41**	**12,960**

[1] Total shares registered was 2,594 million (31 Dec 2005: 2,706 million).

[2] Refers to the change in the trading portfolio and Nordea's shares within portfolio schemes in Denmark. The number of own shares in the trading portfolio and in the portfolio schemes at 31 Dec 2006 was 2.7 million (31 Dec 2005: 2.5 million).

[3] No holding of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares at 31 Dec 2006 (31 Dec 2005: 112.2 million). No repurchase of own shares during Jan-Dec 2006 (Jan-Dec 2005: 140.7 million). The average number of own shares Jan-Dec 2006 was 84.2 million (Jan-Dec 2005: 163.0 million). The Annual General Meeting (AGM) decided on 5 Apr 2006 (8 Apr 2005) to reduce the share capital by EUR 44,479,667.34 (EUR 55,548,131.94). The cancellation was registered on 2 Oct 2006 (19 Sep 2005), the reduction was made through retirement without payment.

For further information:

- A press conference with the management will be arranged on 21 February at 11.00 CET.
- An analyst conference will be arranged on 21 February at 14.30, CET at Smålandsgatan 24, Stockholm
- A conference call with management will be arranged on 21 February 2007 at 16.30, CET. (Please dial +44 (0) 207 769 6432, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on www.nordea.com.
  A slide presentation is available on www.nordea.com.

Contacts:

Lars G Nordström, President and Group CEO	+46 8 614 7808	
Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Torben Laustsen, Head of Group Identity and Communications	+46 8 614 7916	(or +45 40 54 48 22)

Annual General Meeting

Nordea's Annual General Meeting will take place in Aula Magna in Stockholm on 13 April 12.30

Financial calendar

3 May - interim report for the first quarter
19 July - interim report for the second quarter
31 October - interim report for the third quarter

The Nordea Bank AB (publ) Annual Report is expected to be published in week 10 at www.nordea.com. The Annual Report will be available in print in week 12.

Wednesday 21 February 2007

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This report has not been subject to review by the auditors.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm
www.nordea.com/ir
Tel. +46 8 614 7800
Corporate registration No. 516406-0120

13 January 2006 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: ***Nordea proposes Long Term Incentive programme to retain and recruit the best talent***

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Nordea proposes Long Term Incentive Programme to retain and recruit the best talent

A Long Term Incentive Programme comprising up to 400 managers and key employees will be proposed by the Board of Directors at the Annual General Meeting on 13 April 2007. The programme allows the participants to invest up to 10% of their annual base salary in Nordea shares and contains a capped maximum gain.

The main objective of the proposed Long Term Incentive Programme is to strengthen Nordea's ability to retain and recruit the best talent for key leadership positions. All Nordea's incentive programmes aim to support the realisation of Nordea's financial targets by aligning managers' and employees' interests and perspectives with the Group's strategic focus.

The new programme is a combined Share Matching and Performance Share Programme that will replace the existing Executive Incentive Programme which has been in place since 2003. The participants are to invest part of their salary in Nordea shares and the outcome of the programme depends on the achievement of Nordea's new financial targets.

The new financial targets presented at the Capital Markets Day in December 2006 include the goal of doubling the Risk Adjusted Profit in seven years, which implies an annual growth rate of approximately 10%.

- Nordea needs to be able to meet the challenges in the financial industry and to serve its customers with the best available leadership in the market. The best Nordic bank needs the best Nordic competence but competition for talent is intensifying. This programme is designed to enable us to retain and attract the best managers with a shared agenda, willing to invest in their own future by investing in Nordea and to perform to earn more, says Hans Dalborg, Chairman of the Board of Nordea.

Four-year perspective
The programme runs for four years composed of a two-year vesting period and a two-year exercise period. To join the programme, the participants will have to lock in up to 10% of their base salary before tax in Nordea shares bought at market price. The shares are locked-in during the vesting period.

For each Nordea share the participant locks in, he/she will have the possibility to buy:

- one ordinary Nordea share at a price of EUR 4. This share is a Matching Share, which can be purchased if the participant remains employed within Nordea during the initial two-year vesting period.

- three ordinary shares at a price of EUR 2 per share. These shares are Performance Shares, which means that in addition to the two-year employment criterion, the possibility to buy them depends on Nordea fulfilling certain financial targets.

In order to treat participants in a similar way as shareholders, it is proposed that the exercise price will be adjusted for dividends during the vesting and exercise periods, however never adjusted below EUR 0.10. The gain per Matching and Performance Share is capped to a maximum of EUR 25.

The programme is estimated to give managers incentive compensation at around 25% of base salary at strong performance of the Group and around 40% of base salary at outstanding Group performance. If earnings per share during the vesting period are lower than EUR 0.80 the performance shares B and C will lapse for the relevant period.

Issuing of shares
In order to implement the programme in a cost-efficient manner, the Board proposes that the programme will be hedged by issuing 3,120,000 redeemable and convertible C-shares.

The new shares shall be subscribed for only by Alecta. The Board is proposed to be authorised to acquire all the issued C-shares and convert them into ordinary shares to be used under the programme. This form of hedge is seen as preferable compared to an equity swap or a buy back of own shares for this programme.

Dilution from this programme is estimated at 0.05% in terms of IFRS value/Market cap. The costs are expected to have a marginal impact on Nordea key ratios. The programme is estimated to cost approximately EUR 17.7m over the two-year vesting period, equivalent to around 0.8% of Nordea's staff costs.

The proposed incentive programme has been developed in close consultation with major shareholders. Nordea's Board of Directors intends to renew the long-term incentive programme on an annual basis.

For further information:
Hans Dalborg, Chairman, +46 8 614 78 01
Steen Christensen, Group HR Centre +45 33 33 30 49
The full text of the Board proposal is available at www.nordea.com

Appendix:
Performance Shares conditions
In addition to the two-year employment criterion, the possibility to buy performance shares depends on financial performance conditions:

- Performance Shares B: Nordea's Risk Adjusted Profit Per Share (RAPPS) 2007 has to exceed RAPPS for 2006 by more than 2%. All Performance Shares B can be purchased if RAPPS 2007 exceeds RAPPS 2006 by 15% or more. Linear interpolation will be used between the two hurdles.

- Performance Shares C: Nordea's RAPPS 2008 has to exceed RAPPS for 2007 by more than 2%. All Performance Shares C can be purchased if RAPPS 2008 exceeds RAPPS 2007 by 12% or more. Linear interpolation will be used between the two hurdles.

- *Performance Shares D: Nordea's Total Shareholder Return* (TSR) 2007-2008 has to exceed a Peer Group TSR index. All Performance Shares D can be purchased if Nordea's TSR 2007-2008 exceeds the Peer Group TSR index by 10% or more. Linear interpolation will be used between the two hurdles. For the purpose of this performance criteria, Nordea's defined Nordic peers and defined European peers have been split in two groups, which have been given equal weights.

13 January 2006 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea´s Annual General Meeting to be held 13 April 2007**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

Nordea Bank AB (publ)
Johan Ekwall
Johan Ekwall

Nordea's Annual General Meeting to be held 13 April 2007

The Annual General Meeting of Nordea Bank AB (publ) (Nordea) will be held on Friday 13 April 2007 at 12.30 in Aula Magna, Stockholm University.

Proposal to the Annual General Meeting

Acquisition and conveyance of own shares

In order to transfer surplus capital to the shareholders and to facilitate the use of own shares as payment for or financing of acquisition of companies or businesses, the board of directors proposes a renewal of the authorisation for the board to repurchase own shares on stock exchanges where the company's shares are quoted, or according to an acquisition offer to all of the company's shareholders, in an amount that corresponds to a maximum of ten per cent of the total number of shares in the company. Acquisition of shares on a stock exchange may only take place within the registered price interval at any time, meaning the interval between the highest buying price and the lowest selling price. Acquisition of shares according to an acquisition offer to all shareholders may take place at a premium of up to 30 per cent.

The board of directors proposes that the Meeting authorises the board of directors to convey own shares to be used as payment for or financing of acquisitions of companies or businesses. Conveyance under the proposal is to be carried out by alternative means other than via a stock exchange. Conveyance shall take place at an assessed market value and may take place with deviations from the shareholders' preferential right. It is proposed that compensation for conveyed shares be paid in cash, by way of issue in kind or through setting off claims against the company.

Acquisition of own shares within securities operations

The board of directors proposes that Nordea may continuously acquire own shares in order to facilitate its securities operations. Ownership of such shares may not exceed one per cent of all shares in the company.

Authorisation for the board of directors to raise capital contributions debt

The board of directors proposes that the Annual General Meeting authorises the board to take decisions concerning raising capital contributions debt according to chapter 11, section 11 of the Swedish Companies Act.

Guidelines for remuneration to the executive officers

A proposal in respect of guidelines for remuneration to executive officers is to be presented to the Annual General Meeting. The main proposal will be presented in the notice to attend the Meeting.

Long Term Incentive Programme for managers and key employees

The board of directors proposes the introduction of a Long Term Incentive Programme comprising up to 400 managers and other key employees in the Nordea Group. The board's main objective with the proposal is to strengthen Nordea's capability to retain and recruit the best talent for key leadership

positions. The programme is a combined matching and performance share programme that will replace the present Executive Incentive Programme, which Nordea has had since 2003. In order to participate in the programme the participants must lock in part of their base salary in Nordea shares and compensation, with a capped maximum gain, depends on the achievement of Nordea's new financial goals. In order to be able to carry out the Long Term Incentive Programme in a cost-effective and flexible way the board of directors proposes that the financial exposure will be hedged by issuing 3,120,000 redeemable and convertible C-shares. The new shares shall - with deviation from the shareholders' preferential right – be subscribed for by Alecta. The subscription price shall correspond to the share's quota value of 1 euro. The share capital will after the new issue of shares amount to 2,597,228,227 euro. The new C-shares do not entitle to any dividend.

The board's proposal includes that the Annual General Meeting takes a decision regarding a change in the articles of association to the effect that redeemable C-shares can be issued, and that a conversion clause be incorporated in the articles of association for C-shares to be convertible to ordinary shares.

Moreover, it is proposed that the board of directors be authorised to repurchase the issued C-shares through a directed acquisition offer in respect of all C-shares at a minimum price of 1 euro and a highest price of 1.05 euro. C-shares shall, after conversion to ordinary shares, be transferred to participants in LTIP 2007, it shall also be possible to convey a portion of the shares on a stock exchange in order to cover certain costs, mainly social security costs..

See also separate press release.

Proposal from the Nomination Committee

The Nomination Committee presents its proposal to the Annual General Meeting in a press release today.

Notice to attend the Annual General Meeting

The notice will be published around 9 March. The notice contains instructions as to how registration is to be made, proposals for the agenda of the Meeting and the main content in the proposals to the Annual General Meeting. Notice to attend the Meeting will be available on the company's home page www.nordea.com

For further information
Hans Dalborg, Chairman of the board of directors, +46 8 614 78 01
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 79 16
Johan Ekwall, Head of Investor Relations, +46 8 614 78 52

END